EXHIBIT (99.11)

Ontario

# A PLAN FOR THE PEOPLE

## ONTARIO ECONOMIC OUTLOOK AND FISCAL REVIEW

THE HONOURABLE VICTOR FEDELI
MINISTER OF FINANCE

2018
BACKGROUND PAPERS

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2018 Ontario Economic Outlook and Fiscal Review, Background Papers,

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Un plan pour la population : Perspectives économiques et revue financière de

l’Ontario 2018 — Documents d’information

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Together, this will save taxpayers approximately $11,000. The full 2018 Ontario Economic Outlook and Fiscal Review is available digitally at ontario.ca/fallstatement

FOREWORD

FOREWORD

FOREWORD

INTRODUCTION

A few months ago, our Government for the People shared a new vision for Ontario. The vision was clear — put more money back in people’s pockets, lower hydro bills, create and protect jobs, cut hospital wait times, and restore people’s trust in the institutions that were supposed to serve them and not the other way around. It is a government that would keep its promises and work hard to make life more affordable for the people of Ontario.

Ours is a government that holds true to its values. Those values include the belief that hard work should be rewarded, that taxpayers should be respected, and that the role of government is to help those who need it most and to protect the most vulnerable in our communities.

Our plan envisions a prosperous Ontario, an Ontario that is once again the economic engine of the federation. The government will create economic opportunities for all by setting up the right conditions for entrepreneurs to start a business, grow a business, and create jobs right here at home. It will help businesses of all sizes thrive by lowering taxes, reducing red tape, and increasing choice for consumers.

Our seniors built this country, and our government believes they should be able to count on public services to be there for them as they grow older. Our government believes our men and women in uniform on the front lines should be treated with respect, while ensuring law-abiding individuals and families are protected from violent crime, including drug, gun and gang-related violence.

Above all, our government believes that balancing the budget and reducing Ontario’s debt burden is not only a fiscal imperative, it is a moral imperative. The government owes it to future generations to ensure vital services, such as our schools and hospitals, are there for them down the road.

During prosperous times, the government should shore up its finances, so that it is better prepared to weather shocks to the system such as recessions or financial crises. Sadly, for too long, the previous government’s legacy of reckless spending has left Ontario extremely vulnerable to future shocks. Sound financial management enables the government to provide more funding for key services and programs instead of paying interest on debt. This will help its citizens during tough economic times.

A government that puts its fiscal house in order is a government that is truly working for the people today and tomorrow.

FOREWORD

ONTARIO’S PLAN FOR THE PEOPLE

Restoring Trust, Transparency and Accountability

Rebuilding trust between the people and their government is a top priority, starting with the Province’s books. Through the work of the Independent Financial Commission of Inquiry and the line-by-line review of Ontario’s books, the people of Ontario now know the true state of the Province’s finances. The Province inherited a $15 billion deficit and over a third of a trillion dollars in public debt from the previous government. Immediate action is required to mitigate the negative consequences of the previous government’s reckless spending on policies and programs we could not afford.

Our government is adopting a new direction in its management of the Province’s finances that puts the taxpayer at the centre of all decision-making processes. It will restore the people’s confidence in government by achieving fiscal balance, pursuing a debt reduction strategy, and strengthening fiscal transparency and accountability measures. It will re-invent the way government operates and delivers services to the people to ensure value for money and outcomes. It will also conduct an ongoing review of government agencies, put in place controls on discretionary spending in the public service, and freeze executive compensation in the broader public sector. Our government will also fight to ensure Ontario taxpayers receive fair and adequate funding from the federal government.

Making Ontario Open for Business

Our government made a core commitment to individuals, families and businesses in Ontario to create and protect jobs. It will create an environment across the province that will help reduce costs for businesses, strengthen their ability to invest and grow, and stimulate job creation.

Making Ontario open for business starts with our Open for Business Action Plan, which would cut job-killing red tape and would repeal the harmful provisions in the Fair Workplaces, Better Jobs Act, 2017 (Bill 148) that have hurt so many businesses. The Province understands the challenges of high electricity rates for businesses of all sizes and has already cancelled 758 unnecessary and expensive renewable energy contracts, and is launching a review of industrial electricity rates. To help apprentices, the government proposes to transform and modernize the apprenticeship system by updating the journeyperson-to-apprenticeship ratio and winding down the Ontario College of Trades. Our government will work to expand safe, responsible sales of cannabis and alcohol through private retail in Ontario in order to provide consumers with more choice, while acting decisively to protect children and youth, undermine the illegal cannabis market, and keep our roads and highways safe.

FOREWORD

Our support for rural and Northern communities in Ontario is unwavering. The government will work with the private sector to expand natural gas and broadband networks to more communities, and we will stand up to protect farmers and farm jobs in our supply-managed agricultural sectors in the wake of the new United States-Mexico-Canada Agreement. Resource revenue sharing in the development of natural resources will allow a win-win situation for Northern communities and businesses. Our Provincial forestry strategy has already attracted historic investments in Northern Ontario, and the government will move forward with a new approach to unlock the vast potential of the Ring of Fire.

Respecting Consumers and Families

Our Government for the People is a government working for you and your family. Your hard-earned tax dollars will be respected by the government, and it will ensure that money is being prioritized for the services you rely on every day.

It will respect patients by cutting hospital wait times and ending hallway health care with more long-term care beds and a $1.9 billion investment in mental health and addictions services over the next decade, matching the federal government commitment.

It will respect drivers by bringing them relief at the gas pumps, freezing drivers’ fees, and scrapping the outdated Drive Clean program for passenger and light-duty vehicles.

It will respect workers by providing an income tax credit known as the Low-income Individuals and Families Tax (LIFT) Credit that will benefit low-income individuals and families, including those who earn minimum wage.

It will respect homeowners and renters by protecting rent control and enabling new partnerships with municipalities and the private sector to build more supply to address housing affordability.

It will respect ratepayers by lowering the electricity bills of residential, farm and small business customers by 12 per cent.

It will respect parents and students by consulting them on what should be taught in schools, ensuring that students learn the fundamentals to succeed in life, and by upholding free speech on college and university campuses.

It will respect victims by enforcing the law, protecting law-abiding individuals and families from drug, gun and gang-related violence, and investing in the right tools and equipment to help our men and women in uniform fight violent crime.

It will respect veterans by honouring the sacrifice of those who fought in the war in Afghanistan with a new memorial and by proposing to exempt Royal Canadian Legion branches in our communities from property taxes.

FOREWORD

CONCLUSION

The previous government’s reckless spending and mismanagement left an unprecedented fiscal burden on the shoulders of all individuals, families and businesses in Ontario.

The fiscal hole is deep. The road ahead is not an easy one, and it will require difficult decisions.

Everyone in Ontario will be required to make sacrifices, without exception.

However, this is also an opportunity to embrace reform and transform how government serves the people.

People must all come together now more than ever to work towards solutions.

During the short time our government has been in office, it has started making real progress. Our path forward is clear, and that is why it is important to maintain our resolve to pursue fiscal discipline and, ultimately, restore our books to balance. It is for the betterment of the province, and more importantly, for all those families and individuals who call Ontario home.

The government must never forget who it is working for — the people of Ontario.

Original signed by

The Honourable Victor Fedeli

Minister of Finance

x

CONTENTS

CONTENTS

LIST OF TABLES

CONTENTS

LIST OF CHARTS

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

Restoring trust and accountability in Ontario starts with a clear and transparent reporting of the state of the Province’s finances. Unlike the previous administration, this government is committed to full transparency in the presentation of key economic and fiscal information. That is why the government created this new chapter in the 2018 Ontario Economic Outlook and Fiscal Review. The Province’s fiscal situation is challenging — but the people of Ontario need access to this important information to fully understand the difficult but necessary choices that lie ahead in restoring fiscal balance and sustainability.

As the foundation for the 2018 Ontario Economic Outlook and Fiscal Review, this new first section provides, with clarity and transparency, the financial state of the Province of Ontario.

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

INDEPENDENT FINANCIAL COMMISSION OF INQUIRY

Immediately after taking office, the government established an Independent Financial Commission of Inquiry (Commission) under the Public Inquiries Act, 2009. The Commission was mandated to look into the previous government’s accounting practices and provide a baseline for the Province’s fiscal outlook to support planning moving forward.

The Commission delivered its report to the government on August 30, 2018, and concluded that the government inherited a deficit of $15 billion for 2018–19 from the previous administration. A summary of the Commission’s estimated deficit outlook is provided below.

  INDEPENDENT FINANCIAL COMMISSION OF INQUIRY’S ADJUSTMENTS TO THE 2018 BUDGET

  SURPLUS/(DEFICIT) PROJECTION FOR 2018–19

($ Billions)
2018–19
Surplus/(Deficit) from the 2018 Budget	(6.7)
Proposed Revisions to the Revenue Outlook
Revise economic growth forecast	(0.4)
Revise impact of housing market	(0.4)
Revise impact of minimum wage increase	(0.1)
Revise impact of U.S. tax reform	(0.8)
Reflect updated 2017 tax assessment information	0.2
Projected Revenue Shortfall Relative to the 2018 Budget	(1.5)
Proposed Revisions to the Expense Outlook
Provisionally adopt Auditor General’s accounting treatment of pension expenses	2.7
Adopt Auditor General’s accounting treatment of global adjustment refinancing	2.4
Reverse year-end savings and program review savings targets	1.4
Projected Expense Increase Relative to the 2018 Budget	6.4
Revision to reserve relative to the 2018 Budget	0.3
Impact on 2018 Budget Surplus/(Deficit)	(8.3)
2018–19 Surplus/(Deficit) as identified by the Commission	(15.0)

  Note: Numbers may not add due to rounding.

  Source: Details reproduced from the Report of the Independent Financial Commission of Inquiry released September 21, 2018.

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

ONTARIO’S FISCAL OUTLOOK

Building on the Commission’s recommendations and taking into account new information as well as government actions and decisions to date, the government is now projecting a deficit of $14.5 billion in 2018–19. This is a $0.5 billion improvement compared to the baseline for planning provided by the Commission just 11 weeks ago.

The updated deficit target for 2018–19 reflects the actions undertaken by the government to find efficiencies and reduce spending — resulting in $3.2 billion in program expense savings since the government took office on June 29, 2018. In addition, the government has reduced the previous government’s deficit, while also providing meaningful tax relief to people and businesses. This tax relief has reduced revenue by almost $2.7 billion through eliminating tax increases planned or imposed by the previous government, and cancelling the cap-and-trade carbon tax. It also supports other measures that will strengthen economic competitiveness.

As recommended by the Commission, the fiscal outlook for 2018–19 includes a reserve of $1.0 billion, returning it to its historical level.

The government is committed to returning the Province to balanced budgets on a modest, reasonable and pragmatic timetable.

See Chapter III: Ontario’s Fiscal Plan and Outlook for more details on the Province’s fiscal outlook.

  FISCAL SUMMARY

  ($ Billions)

	Actual 2017–18	Commission Revised Baseline 2018–19	Change	Current Outlook 2018–19
Revenue	150.6	150.9	(2.7)	148.2
Expense
Programs	142.4	152.4	(3.2)	149.2
Interest on Debt	11.9	12.5	–	12.5
Total Expense	154.3	164.9	(3.2)	161.8
Surplus/(Deficit) Before Reserve	(3.7)	(14.0)	0.5	(13.5)
Reserve	–	1.0	–	1.0
Surplus/(Deficit)	(3.7)	(15.0)	0.5	(14.5)
Net Debt as a Per Cent of GDP	39.2	40.8		40.5
Accumulated Deficit as a Per Cent of GDP	25.3	N.A.		26.1

Notes: Numbers may not add due to rounding. To ensure consistency and comparability of numbers between the current outlook, the Commission’s baseline forecast and prior year results, the Commission’s Net Debt as a Per Cent of GDP estimate has been revised from 40.5 per cent after updating GDP with the most recent numbers from Statistics Canada’s Provincial and Territorial Economic Accounts, 2017.

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

INFLATED NON-RECURRING REVENUES

The Commission’s findings affirmed the Auditor General of Ontario’s observation that the previous government’s 2018 Pre-Election Report on Ontario’s Finances, based on the 2018 Budget, was “not a reasonable presentation of Ontario’s finances.”1 It is also clear that the fiscal challenge has been further amplified as a result of the previous government’s significant reliance on non-recurring revenues that inflated revenues temporarily to support attempts to meet short-term fiscal targets and a balanced budget target date of 2017–18, which was not achieved. In fact, by selling a number of its assets, including Hydro One shares, the Liquor Control Board of Ontario (LCBO) headquarters’ site and the Ontario Power Generation (OPG) head office and Lakeview properties, the government was able to secure revenue that would then reduce significantly in 2018–19.

The graph below provides an overview of the extent of these non-recurring revenues.

THE IMPACT OF NON-RECURRING REVENUES AS A SHARE OF TOTAL REVENUES

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

[1]

Office of the Auditor General of Ontario, “Review of the 2018 Pre-Election Report on Ontario’s Finances,” (2018), http://www.auditor.on.ca/en/content/specialreports/specialreports/2018Pre-Election_en.pdf

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

ONTARIO’S ECONOMIC OUTLOOK

Ontario’s economy has struggled over the past 15 years, with its performance slipping compared to other provinces. Ontario also faces a number of challenges that have the potential to adversely affect its growth in the short-term and dampen economic prospects and prosperity in the longer term. These challenges include regulatory barriers for businesses, a lack of tax competitiveness, as well as uncertainty related to global trade tensions. In addition, many workers find themselves not suitably trained for today’s job market, which hinders income growth and contributes to higher household debt.

Over the 2018 to 2021 period, Ontario’s economy is expected to grow, with rising employment, higher incomes, improved business investment and gains in exports.

A summary of Ontario’s economic outlook is presented below. See Chapter II: Economic Outlook for more details.

  SUMMARY OF ONTARIO’S ECONOMIC OUTLOOK

(Per Cent)

	2015	2016	2017	2018p	2019p	2020p	2021p
Real GDP Growth	2.5	2.3	2.8	2.0	1.8	1.7	1.5
Nominal GDP Growth	4.6	4.4	4.1	3.8	3.8	3.5	3.2
Employment Growth	0.7	1.1	1.8	1.5	1.2	1.0	0.8
CPI Inflation	1.2	1.8	1.7	2.5	2.1	2.0	1.6

  p = Ontario Ministry of Finance planning projection based on information up to October 22, 2018.

  Sources: Statistics Canada and Ontario Ministry of Finance.

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

ONTARIO’S DEBT

The Province has reported deficits in 24 of the last 29 years. Ontario now has the highest subnational debt of any jurisdiction in the world. Ontario’s net debt has grown to more than one-third of a trillion dollars – $347 billion in 2018-19. Net debt per capita has increased from $13,163 per person or $52,652 per family of four at the beginning of the 2008–09 global economic downturn to a projected $24,231 per person or $96,924 per family of four in 2018–19. Additionally, there are daily interest charges that accumulate on the debt. In 2018–19, the government is forecasting $12.5 billion in interest payments to service that debt, or almost $900 this year alone for every man, woman and child in Ontario.

The chart and table below provide information on Ontario’s debt burden and borrowing program. See Chapter IV: Borrowing and Debt Management for more details.

NET DEBT PER CAPITA

Note: Net debt has been restated to include broader public-sector net debt, starting in 2005–06. Net debt has been restated from 2001–02 for the adjustments resulting from the revised accounting treatment of jointly sponsored pension plans.

Sources: Statistics Canada and Ontario Ministry of Finance.

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

2018–19 BORROWING PROGRAM ($ Billions)
	2018 Budget	Outlook Based on Commission of Inquiry	Change from Commission of Inquiry Outlook	Current Outlook
Deficit/(Surplus)	6.7	15.0	(0.5)	14.5
Investment in Capital Assets	14.2	14.2	(1.4)	12.8
Non-Cash Adjustments	(7.1)	(7.4)	–	(7.4)
Loans to Infrastructure Ontario	0.4	0.4	–	0.4
Other Net Loans/Investments	1.5	0.5	(0.6)	(0.0)
Debt Maturities	21.5	21.5	0.3	21.8
Debt Redemptions	0.1	0.1	0.1	0.1
Total Funding Requirement	37.3	44.3	(2.1)	42.1
Canada Pension Plan Borrowing	(0.0)	(0.0)	–	(0.0)
Decrease/(Increase) in Short-Term Borrowing	–	–	–	–
Increase/(Decrease) in Cash and Cash Equivalents	6.0	3.3	0.2	3.5
Pre-Borrowing from 2017–18	(11.5)	(12.4)	–	(12.4)
Total Long-Term Public Borrowing	31.7	35.1	(1.9)	33.2
Note: Numbers may not add due to rounding.

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

CHAPTER I ONTARIO’S PLAN FOR THE PEOPLE

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

INTRODUCTION

The province faces significant financial challenges in the years ahead, not least of which is addressing the significant deficit and high levels of debt it inherited from the previous government.

For 13 out of the last 15 years, the previous government ran a deficit, spending more money than it took in through revenues which were inflated by several non-recurring or one-time factors in 2017–18 and in prior years. During the previous government’s mandate, Provincial net debt more than doubled and net debt-to-gross domestic product (GDP) grew from 27.5 per cent to 40.8 per cent. As a result, interest payments on debt are now the fourth largest line item in Ontario’s budget, after health care, education and social services — threatening to crowd out the government’s ability to adequately fund important services people use every day.

To determine the state of the Province’s finances, upon taking office, the Government for the People took immediate action to restore the public’s confidence in Ontario’s books. It established an Independent Financial Commission of Inquiry (Commission) under the Public Inquiries Act, 2009. The Commission was mandated to look into the previous government’s accounting practices and provide advice on the Province’s financial position going forward.

The government also engaged EY Canada (Ernst & Young) to undertake a detailed, independent line-by-line review of government spending over the last 15 years, to identify ways to make programs more efficient and serve citizens better. Together, the reports from the Commission and EY Canada provide a clear picture of the state of Ontario’s finances and a roadmap to making positive changes, enabling the government to work better for its citizens.

In addition, a Select Committee on Financial Transparency of the Ontario Legislature is currently reviewing the accounting practices that were identified by the Commission. The government looks forward to reviewing and acting on the Select Committee’s recommendations.

The government has already undertaken a number of actions to drive efficiencies and ensure value for taxpayer dollars spent. These actions include, introducing a freeze on discretionary spending, including travel and meal expenses; reining in Hydro One executive compensation through the Hydro One Accountability Act, 2018; updating existing government programs, for example, by providing more choice to families through changes to child care programming; and removing underutilized telephone landlines and fax lines from some government offices.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

With this 2018 Ontario Economic Outlook and Fiscal Review, the Government for the People defines a new, responsible approach to the management of public finances. The government is demonstrating that its actions are achieving results in the form of savings and a reduction in the deficit inherited from the previous administration, now projected at $14.5 billion, $0.5 billion less than the $15 billion reported by the Commission 11 weeks ago. The government has accomplished this while providing almost $2.7 billion in planned tax relief to families and businesses this year.

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

INDEPENDENT FINANCIAL COMMISSION OF INQUIRY

On July 17, 2018, the government took action to restore the public’s confidence in Ontario’s books. The Independent Financial Commission of Inquiry (Commission) was created to look into the Province’s past spending and accounting practices. The Commission was chaired by former Premier of British Columbia, the Honourable Gordon Campbell, and supported by former federal Deputy Minister of Finance, Michael Horgan, and Dr. Al Rosen, founder of Rosen & Associates Limited, one of Canada’s leading investigative accounting firms.

The Commission was given broad, discretionary powers and complete independence to do its work, as set out under the province’s Public Inquiries Act, 2009. The legislation is a robust tool to independently uncover and assess questionable practices or situations. The Commission’s mandate was to perform a retrospective assessment of the previous government’s accounting practices and review, assess and provide an opinion on Ontario’s actual budgetary position compared to what was reported in the 2018 Budget.

The Commission delivered its final report to the Minister of Finance and Attorney General on August 30, 2018, and the

report was made public, in its entirety, on September 21, 2018.

The report’s recommendations are intended to provide certainty and enhance transparency in the spending and accounting practices used for Ontario’s public finances.

The Commission’s findings reaffirm the position of the Auditor General of Ontario (the Auditor General) that the previous government’s 2018 Budget numbers were “not a reasonable presentation of Ontario’s finances.”1 With the findings of the Commission, the Public Accounts of Ontario 2017–2018 show that Ontario ran a $3.7 billion deficit in 2017–18, compared to the balanced budget projected in the previous government’s 2017 Budget. In addition, the Auditor General provided a clean audit opinion on the Public Accounts of Ontario 2017–2018 for the first time in three years.

The Commission’s report estimated that the deficit inherited from the previous government for 2018–19 is $15 billion. See Chapter III: Ontario’s Fiscal Plan and Outlook for more details on the Commission’s projections.

[1]

Office of the Auditor General of Ontario, “Review of the 2018 Pre-Election Report on Ontario’s Finances,” (2018), http://www.auditor.on.ca/en/content/specialreports/specialreports/2018Pre-Election_en.pdf

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

The government is committed to restoring accountability and trust in Ontario’s public finances. To this end, it has accepted the Commission’s recommendations, including working to restore a constructive and professional relationship with the Auditor General in a manner that respects the Auditor General’s legislated independence. The Commission’s budgetary baseline for 2018–19 serves as a starting point for the government’s own forward-looking fiscal policy. The Commission’s advice will inform the development of the 2019 Budget plan, as will the results of the external line-by-line review of government spending.

THE CURRENT FISCAL ENVIRONMENT

The government has inherited a challenging fiscal situation from the previous government. Ontario currently has the highest subnational debt of any jurisdiction in the world. The Commission has revealed that the starting point for 2018–19 is a $15 billion deficit. This deficit trajectory would worsen without meaningful government action. The government is committed to working through these challenges and restoring fiscal sustainability to the Province’s finances.

For most of the past 15 years, unsustainable levels of spending have resulted in structural deficits and an unprecedented increase in public debt. EY Canada’s review of the Province’s spending patterns since 2002–03 revealed that total operating expenditures increased by 55 per cent or $2,226 per person in today’s dollars.

EXPENDITURES

The line-by-line review revealed that after adjustments for inflation, operating expenditures out-paced population growth by a compound annual growth rate (CAGR) of 1.9 per cent over the past 15 years. Had expenditure growth been kept in-line with population growth, the people of Ontario would have saved $331 billion in public spending, nearly enough to eliminate the Province’s net debt.

Steady deficits since 2008–09 contributed to mounting debt levels in Ontario. Ontario’s current forecast level of net debt, at $347 billion in 2018–19, is the direct result of past fiscal policy choices. The previous government pursued stimulus spending policies during the difficult economic times of the recession. However, during the recent period of economic growth, the previous government continued unsustainable spending rather than restoring fiscal balance, further contributing to the rising debt levels.

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

The fiscal challenge has been further amplified as a result of the previous government generating non-recurring revenues. For example, the Province sold a number of its assets, including Hydro One shares, the Liquor Control Board of Ontario (LCBO) headquarters’ site, and the Ontario Power Generation (OPG) head office and Lakeview properties. In 2017–18 alone, asset sales generated over $1.8 billion in one-time revenues. Other non-recurring revenue sources that inflated 2017–18 revenues, included:

•	Cap-and-trade carbon tax proceeds ($2.4 billion);

•	Federal Equalization payments[2] ($1.4 billion); and the

•	Electricity Debt Retirement Charge ($0.6 billion).

Furthermore, for 2018–19, Ontario will receive $0.5 billion less from the federal Equalization program. Collectively, these non-recurring revenue sources have tapered off significantly in 2018–19.

Chart 1.1

THE IMPACT OF NON-RECURRING REVENUES AS A SHARE OF TOTAL REVENUES

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

[2]	Ontario’s Equalization payments are expected to be eliminated as early as 2019–20.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

The Province is experiencing a structural deficit resulting from deficits that have been run consecutively over the last decade by the previous government. Immediate and tangible action is required to break this cycle, eliminate the deficit, reduce the debt burden and bring sustainability to the Province’s finances.

A NEW DIRECTION

The Government for the People believes that respect for the taxpayer is a top priority. The people of Ontario work hard for their money, and the government must use those hard-earned dollars wisely. To that end, the government must pursue a fiscal blueprint for the Province that puts the taxpayer at the centre of government decision-making.

This new approach to public finances will serve three important objectives: restore fiscal balance, reduce the debt burden, and strengthen accountability and transparency.

In order to meet these commitments, the government will not raise taxes or engage in measures that make life unaffordable for the people of Ontario. It will also ensure value for money and sustainable outcomes for vital public programs that serve seniors, children, families and vulnerable individuals in society.

The government will pursue efficiencies and prioritize funding for front-line services that directly serve the people of Ontario and help those who need it most. It will plan smarter, spend smarter and work smarter to achieve these goals. It will reinvent the way government operates and delivers  services.

Government Action to Date

The government has already made a number of positive changes to help improve the Province’s fiscal situation as part of its Plan for the People.

As a result of this new approach, efforts have been made to focus spending on programs and services that are absolutely critical. While $2.1 billion of the new spending as part of the 2018 Budget was for new initiatives, other incremental funding of $3.5 billion went towards maintaining front-line services such as hospital base funding, student financial assistance and child care spaces. This combined $5.7 billion3 change in program spending and a lower revenue outlook of $1.1 billion resulted in a $6.7 billion deficit projected for 2018–19 in the 2018 Budget, which was included in the Commission’s baseline outlook.

[3]	Numbers do not add due to rounding.

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

Given the size of the deficit inherited from the previous government, the Province is already taking decisive steps to control the growth in spending. As a matter of policy, the government rejects the spending in its predecessor’s 2018 Budget unless specified otherwise. The government is taking the necessary time to carefully review status quo programs and services to find innovative ways to make them more impactful for individuals and families. It is also reviewing and cancelling new initiatives promised by the previous government that are found to deliver no value for money.

FOR THE PEOPLE: EVERY DOLLAR COUNTS

The government implemented expenditure restrictions for all ministries across the Ontario Public Service. These restrictions include a hiring freeze, with the exception of essential front-line services; a freeze on discretionary spending; cancellation of all subscription-based services; and a restriction on travel, meals and hospitality spending. Some government offices also removed underutilized telephone landlines and fax lines.

Taken together, these actions — which represent only the start of the government’s plan to restore balance — have resulted in efficiencies in 2018–19 of $3.2 billion, out of the $5.7 billion in new spending from the 2018 Budget.

At the same time, the government is eliminating tax increases of $0.3 billion planned by the previous government and scrapping the cap-and-trade carbon tax, while committing to introduce other tax reductions to strengthen Ontario’s economy. Collectively, these decisions to support businesses and families have resulted in a $2.7 billion lower revenue forecast relative to the Commission’s outlook.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

The net impact of expenditure management decisions, the elimination of taxes planned or imposed by the previous government, and new measures announced in this document to make Ontario open for business, reduced the deficit to $14.5 billion.

Chart 1.2

EVOLUTION OF THE 2018–19 OUTLOOK

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

ENSURING VALUE FOR MONEY IN THE POSTSECONDARY SECTOR

Early action has already been taken to rein in program costs while preserving public services. This new discipline is also reflected in capital and transfer payment expenditures in order to ensure they represent value for money within the current fiscal environment.

In light of these inherited budget challenges, on October 23, 2018, the Province announced that it would not be proceeding with funding three university campus expansions within the Greater Toronto Area (GTA). Upon further review of the Province’s fiscal situation, the government will also be cancelling plans to proceed with a new French-language university.

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

Restoring Fiscal Balance

For 13 out of the last 15 years, the previous government ran deficits. Revenues did not keep pace with the level of spending. This cycle of deficits led to more borrowing and debt for the Province which is unsustainable.

Improving the Province’s fiscal health is paramount, which means returning the budget to balance on a modest, reasonable and pragmatic timetable.

Balancing the budget will reduce Ontario’s vulnerability to economic shocks, such as any potential downturns in the economy, or unexpected adverse changes to the revenue and expense outlook. Restoring balance will reduce Ontario’s net debt-to-gross domestic product (GDP) ratio, which will improve business confidence in Ontario and support jobs and economic growth.

Transparency and accountability are central tenets of the government’s plan to balance the budget in a responsible timeframe. Other principles that will guide the process of restoring balance include:

•	Outlining how balance will be achieved and what actions will be taken by transparently articulating the objectives and the trade-offs implied in government decisions;

•	Grounding plans in the economic outlook of the province and globally, as well as in government policy direction;

•	Maximizing the value of government assets, while avoiding the use of solutions that simply generate one-time revenues;

•	Prioritizing spending on investments that support government priorities, while maintaining an efficient and effective use of resources that generate outcomes;

•	Ensuring that today’s recurring costs are paid with today’s recurring revenues instead of being passed on to the next generation of taxpayers; and

•	Building sufficient prudence into the fiscal plan to allow for unforeseen developments, including to safeguard essential services during economic downturns.

Further details on the Province’s path to balance will be released in the 2019 Budget.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

Ontario’s Debt Reduction Strategy

The government’s approach to public finances is not very different from how families across the province manage their household budgets. They take on temporary debt — a mortgage, a car loan, or a major home renovation — to enhance their quality of life, but then they pay down this debt within a reasonable timeframe.

If families choose to run a deficit of $15,000 year after year indefinitely, the negative consequences are clear. They know every dollar going to mounting credit card debt or debt servicing costs crowds out money for their children’s education or retirement savings. Rising interest costs on Ontario’s public debt are similarly crowding out sustainable investments in vital public programs.

Ontario owes more than one-third of a trillion dollars in net debt — $347 billion in 2018–19. The Province has the largest subnational debt in the world. If divided among Ontario’s population, every man, woman and child living in the province would owe $24,231. If the government made payments of $1 billion a year against the debt, it would take Ontario until year 2366 to become debt free.

Additionally, there are daily interest charges that accumulate on the debt. In 2018–19, the government is forecasting $12.5 billion in interest payments to service that debt, or almost $900 this year alone for every man, woman and child in Ontario. Those interest payments represent one-fifth of the health care budget, almost half the education budget, and over $1 billion more than Provincial spending on postsecondary education and training. Every tax dollar that goes to debt interest payments is one less dollar going to vital public services that benefit individuals and families.

INTEREST ON DEBT

Servicing the debt is Ontario’s fourth largest line item after health care, education and social services. This year, Ontario’s interest on debt is costing taxpayers over $1.4 million every hour.

Ontario needs a meaningful strategy to address its debt problem.

DEBT

Net debt-to-GDP measures the government’s net debt relative to the size of the economy and is a key indicator of the government’s fiscal health.

The government is taking steps to address public debt. As recommended by the Commission, the government will determine and set an appropriate target and timeline to reduce the net debt-to-GDP ratio as part of the development of a comprehensive debt reduction strategy to improve Ontario’s fiscal health.

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

Reviewing the Fiscal Transparency and Accountability Act, 2004

Taxpayers have a right to know how the government is using their money, and if it is being used in the best possible way. The government must ensure the principles of transparency and accountability underpin the preparation of all Provincial financial reports, including the 2018 Ontario Economic Outlook and Fiscal Review and future budgets.

The Fiscal Transparency and Accountability Act, 2004 (FTAA) provides a framework for the government to carry out responsible fiscal policy development and regular reporting on Provincial finances with the objective of achieving balanced budgets. The Act sets out the government’s obligations to the public to keep it informed, and undertake prudent and responsible fiscal planning, including a requirement for the government to develop a recovery plan for achieving a balanced budget if it plans to run a deficit.

However, the limitations of the current legislation became particularly clear with the release of the previous government’s 2018 Budget. As the Commission pointed out, the recovery plan published in the 2018 Budget met the minimum requirements set out in the Act, but did not inform the people of Ontario of the policy consequences of the government’s decision not to balance the budget until much later than planned. Exceeding the government’s fiscal means by taking on additional spending while at the same time trying to balance the budget, can lead to policy decisions that either raise taxes, cut funding to vital public programs or lead to one-time asset sales. In this way, the Act falls short in delivering transparency and accountability to the people of Ontario.

As recommended by the Commission, the government will undertake a review of FTAA for the first time in 14 years. The review will look at the provisions around the governing principles, the recovery plan, public reporting and non-compliance.

The goal of the review will be to improve the law’s effectiveness in guiding government fiscal planning and reporting to put taxpayers first, and to enhance those provisions that uphold transparency and accountability to the people.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

LINE-BY-LINE REVIEW OF GOVERNMENT SPENDING

The government committed to an external line-by-line review of public spending over the last 15 years. It took immediate action in July 2018 to issue an open request for bids by outside experts to conduct this review. In addition to the review, the successful bidder had a mandate to compare Ontario government expenditures and the rate of spending growth with other provinces; find ways to save money and improve services; look at programs and sectors that may need more focused review; and incorporate input from public consultations.

Following the open bidding process, EY Canada was selected as the successful bidder to conduct the review. The external review complements the Commission’s report by explaining how and why the new government inherited a $15 billion deficit and over one-third of a trillion dollars in public debt.

The government is committed to establishing a process of ongoing review and scrutiny of all programs and services to ensure public spending is delivering value for the people of Ontario.

External Review

In September 2018, EY Canada provided the government with the results of its review, a report entitled Managing Transformation — A Modernization Action Plan for Ontario. The firm reviewed over half a million lines of financial data, conducting a thorough review of the Province’s books.

The detailed analysis demonstrates that, over the past 15 years, the previous government allowed significant and unsustainable expenditure growth. Key findings include:

•	Ontario’s total operating expenditures increased by 55 per cent, representing $2,226 for every person living in the province;

•	Had expenditures been held to population growth, the government of Ontario would have spent $331 billion less over 15 years;

•	Growth of total operating expenditures outpaced Ontario population growth by 1.9 per cent;

•	Total operating expenditures through transfer payments have grown by $46.3 billion; and

•	Ontario’s expenditures on health care, education, social services and justice have grown faster than either British Columbia’s or Quebec’s.

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

When read alongside the Commission’s report, the line-by-line review illustrates that, while Ontario faces a challenging fiscal environment, there are opportunities to make positive changes to ensure the Province’s finances are returned to a fiscally sustainable position.

In fact, the review provided a modernization agenda to help drive efficiencies, find cost savings and enable transformation of public services. The following four recommendations came out of EY Canada’s line-by-line review:

•	Modernizing services through better use of digital and shared service models;

•	Finding more cost-efficient ways of administering government;

•	Ensuring government funding is directed to those that require it the most; and

•	Maximizing the value of government assets and putting taxpayer investment to its most productive use.

FOR THE PEOPLE: EVERY DOLLAR COUNTS

In the Offices of the Minister of Finance and the President of the Treasury Board, every staff member had a landline and a government issued cell phone. However, given the digital era, landlines were rarely being used. Accordingly, all landlines were removed from the Ministers’ Offices to eliminate duplication. In addition, the Ministers’ Offices’ fax lines were removed. This change will result in almost $20,000 per year in combined savings. Replicating this kind of efficiency across the public service will lead to significant savings in the long run.

The external review of government spending was supported by two related initiatives that offered the people of Ontario an opportunity to contribute their ideas on how government could transform itself to better meet the needs of its citizens.

The Planning for Prosperity public survey and the Big Bold Ideas challenge inside the Ontario Public Service, gathered over 15,000 submissions from people across the province with ideas on ways to transform how government services are delivered. The government is carefully reviewing the areas highlighted through both consultations and the external review. It will use this information to inform strategic changes in how the Ontario Public Service operates and, along with its broader public-sector partners, delivers services to people.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

Agency Review

Ontario is taking steps to ensure all Provincial agencies are relevant, efficient, effective and provide value for money for taxpayers.

The government has assembled a task force to lead a comprehensive review of Ontario’s Provincial agencies such as the Ontario Geographic Names Board and the Rabies Advisory Committee, as well as a number of other entities that work on behalf of the government to support the government’s commitment to restore accountability and trust. The review is part of the government’s broader efforts to ensure services are delivered in the most efficient and effective ways possible for the people. The work of the task force will build on the work of the Commission’s report and the line-by-line review of all government spending.

The task force will focus on:

•	Identifying immediate opportunities to enable efficiencies;

•	Ensuring agencies remain transparent and sustainable over the long term;

•	Ensuring agencies use taxpayer dollars appropriately and effectively;

•	Aligning agencies with current government priorities; and

•	Ensuring agencies have appropriate oversight structures in place.

Ongoing Review through Multi-Year Planning

Given the size of the deficit inherited from the previous administration, the government is already taking decisive steps to control growth in spending to support a return to balance. To this end, the government is committed to a multi-year framework for ongoing review of programs and services to ensure they provide real benefits to the people of Ontario. The goal is to ensure each program, ministry, and the government overall, is doing everything it can to deliver results for the people of Ontario in a responsible and sustainable way.

Building on the foundation provided by the external review, this ongoing process will include:

•	An assessment of all programs and expenditures to ensure relevance and best value for taxpayers;

•

Modernization plans for every ministry that puts the end-user, the people, at the centre of its plans, while also moving forward with some of the opportunities identified in the line-by-line review, the Planning for Prosperity public survey and the Big Bold Ideas challenge; and

•	Detailed program inventories that will show how the government spends money in an open and transparent way.

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

A Renewed Approach to Managing Compensation

The government values the collective bargaining process and is committed to working with public-sector employers and bargaining agents to ensure negotiated agreements support service transformation and drive productivity improvements. Moving forward, managing compensation costs represents a key element in the government’s plan to restore sustainability to the Province’s finances, and is an important step in making government more efficient and effective.

As an initial step, Provincial agencies will now be required to obtain approval of their bargaining mandates and ratification of collective agreements. This requirement will apply to agencies with collective agreements that expire on or after December 31, 2018.

This requirement will allow the government to better manage the estimated $2.6 billion that Provincial agencies spend each year on compensation, and align with broader efforts to ensure that all agencies are relevant, efficient, effective and provide value for money. Looking ahead, the government is also exploring additional opportunities to expand collective bargaining oversight to other areas of the broader public sector.

Broader Public-Sector Executive Compensation

The government has suspended all pending broader public-sector executive compensation increases while it works to complete a full regulatory review by June 7, 2019. As part of this process, the government has begun engaging with stakeholders to seek their input.

These restrictions apply to over 300 designated employers under the Broader Public Sector Executive Compensation Act, 2014, including colleges, hospitals, Provincial agencies, school boards and universities.

This suspension is an interim measure as the government works toward developing a long-term approach to broader public-sector executive compensation, one that supports the government’s fiscal priorities, and recognizes the value of leaders within the broader public sector in driving efficiencies, transformation and better outcomes for the people of Ontario.

Ensuring Fairness for Ontario Taxpayers

Transfers from the federal government are an important source of Provincial revenues and directly impact the Province’s ability to move towards long-term fiscal sustainability. In its Fiscal Sustainability Report 2018, the federal Parliamentary Budget Officer shows that by constraining transfers to the provinces, the federal government has achieved fiscal sustainability for itself over the long term at the expense of resulting fiscal challenges for the provinces and territories, including Ontario.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

Meanwhile, provincial and territorial governments are finding themselves cash-strapped due to ever-increasing health care costs as the population ages. At the same time, federal health transfers are declining significantly over time as a share of Provincial spending. The line-by-line review echoed these findings, pointing out that federal transfers to Ontario are not adequate to help meet the growing costs of health care and other services provided to Ontario families.

Additionally, both the line-by-line review and the report of the Parliamentary Budget Officer found that some federal transfers are not allocated based on clear and consistent principles. The line-by-line review highlighted research that shows Ontario taxpayers contribute $12.9 billion more to the federal government through tax revenue than the Province or its taxpayers receive in federal spending.

The federal government has also imposed increasingly prescriptive rules in many federal–provincial agreements that create fiscal challenges for Ontario and limit its flexibility to pursue provincial priorities. A review of overall federal transfers is needed to ensure that transfers are not adding a fiscal and administrative burden to the Province, and that Ontario businesses, individuals and families receive a fair and adequate share of the funding.

A lack of federal leadership and action in certain areas of federal and shared responsibility such as irregular migration and Indigenous programming is also imposing costs on Ontario. The government will continue to stand up for its citizens and hold the federal government accountable for these decisions. Ontario calls on the federal government to provide adequate funding in areas of federal responsibility.

Ontario’s Fight against the Carbon Tax

The 2018 provincial election was a decisive referendum on carbon taxation in Ontario. The result of that election is clear — Ontario families and businesses cannot afford a cap-and-trade carbon tax, as such a plan results in large increases in the cost of living and places a new job-killing tax burden on Ontario businesses.

The government has already acted decisively to protect families from carbon taxation in Ontario. On October 31, the Ontario Legislature passed the Cap and Trade Cancellation Act, 2018, which officially liberates Ontario families and businesses from the previous government’s cap-and-trade carbon tax scheme.

The government, as a foundational matter of policy, intends to use every tool within its jurisdiction to protect the people of Ontario from being selectively punished by a discriminatory federal carbon tax.

The government contends that the federal carbon tax is as unconstitutional as it is unethical and unfair. To that end, the government has filed a reference case to challenge the federal carbon tax at the Ontario Court of Appeal.

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

Ontario and Saskatchewan have released a joint statement on combining forces to fight the carbon tax. Ontario will be participating in Saskatchewan’s constitutional challenge of the federal carbon tax and welcomes Saskatchewan’s intention to participate in the Ontario challenge as well. The government also welcomes other provinces, including Manitoba, who are also opposed to the federal carbon tax.

Carbon Tax Transparency

In 2019, the federal government intends to impose a job-killing carbon tax on the people of Ontario, while attempting to hide the true cost of its carbon tax plans. The federal carbon tax will increase gasoline, diesel, natural gas, propane and heating oil bills for the people of Ontario. The next stage of Ontario’s fight against the carbon tax will involve ensuring the federal government is no longer able to deceive the public about the new costs that its proposed carbon tax will place on Ontario families and businesses.

The Ontario government intends to pursue new transparency measures to ensure the public is appropriately informed about the true cost of the federal carbon tax. The government is actively exploring measures to ensure that the true cost of the carbon tax is broken out and listed on items such as natural gas bills, directly on gas pumps and on gas receipts for consumers.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

TRANSPARENCY IN GOVERNMENT ACCOUNTING

For the first time in three years, the Auditor General issued a clean audit opinion on the Public Accounts of Ontario 2017–2018. The financial results were informed by the report issued by the Independent Financial Commission of Inquiry (Commission) which had a mandate to assess and provide advice on past accounting practices.

In preparing the Public Accounts of Ontario 2017–2018, the government accepted the Commission’s recommendation on the accounting for the net pension assets of the Province’s jointly sponsored pension plans, and on the global adjustment refinancing, and is committed to working closely with the Auditor General on these issues. The annual fiscal results in this document have been restated to reflect the impacts of any required valuation allowance against previously reported net pension assets. For this reason, the historical results may vary from those previously published.

Openness and transparency in the government’s financial reporting is of the utmost importance in communicating the value delivered to the people of Ontario from every tax dollar. The government is committed to working with the Office of the Auditor General to restore accountability and trust in the Province’s finances.

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

ONTARIO STRENGTHENING RELATIONSHIP WITH MUNICIPALITIES

The Province is committed to working with municipalities to benefit communities and their residents.

Municipalities are often the level of government that is closest to the day-to-day lives of Ontario families. The decisions municipalities make on service delivery and infrastructure have real impact on people’s daily lives.

The Province is committed to working constructively with local governments to work harder, smarter and more efficiently to make life better for everyone.

FOR THE PEOPLE: FIRE SERVICES LABOUR RELATIONS REFORM

The government is proposing amendments to the Fire Protection and Prevention Act, 1997 in order to:

• Enable municipalities to employ full-time firefighters who volunteer in their own or other communities (“double-hatters”); and

• Reform collective bargaining arbitration between municipalities and firefighting associations to make it more transparent, efficient and accountable.

These changes address longstanding concerns, including regarding the availability of firefighters and making the arbitration process more efficient.

Since coming into office, the government has:

•	Reinforced its partnership with municipalities by signing a joint Memorandum of Understanding (MOU) with the Association of Municipalities of Ontario (AMO);

•	Committed to provide $40 million over two years to help municipalities with the implementation costs of recreational cannabis legalization, while permitting municipalities to opt-out of retail stores;

•

Further committed that, if Ontario’s portion of the federal excise duty on recreational cannabis over the first two years of legalization exceeds $100 million, the Province will provide 50 per cent of the surplus to those municipalities that have not opted-out as of January 22, 2019; and

•	Made reforms to deliver better local government.

The Province also intends to introduce legislation to amend the Municipal Act, 2001 and the City of Toronto Act, 2006 to further clarify municipalities’ authority to further restrict rules around the consumption of cannabis, similar to the rules already in place for tobacco.

Local governments benefit from a range of provincial transfer payments. As recommended in Managing Transformation — A Modernization Action Plan for Ontario, the government is committed to driving greater efficiencies and value for money. This commitment will also be required from all partners, including municipalities.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

IMPROVING LEGISLATIVE ACCOUNTABILITY

The government is acting to improve both political and legislative accountability in Ontario.

To reduce unnecessary cost while preserving critical functions, the government is proposing amendments to statutes governing the Officers of the Legislative Assembly. This will include reducing the number of Legislative Officers from nine to six, effective no later than May 1, 2019.

In addition, amendments will be proposed to standardize statutory provisions relating to the Legislative Officers, including the Clerk of the Assembly. Amendments will also be put forward to set a threshold percentage for the number of seats required to achieve “recognized party” status. A “recognized party” will include any party that obtains at least 10 per cent of the seats in the Legislative Assembly. The proposed legislation will also deem Legislative Security Service members to be peace officers for the purposes of the protection of the Legislative Precinct.

Election Finances Act Amendments

The government believes that taxpayers should not be forced to pay more and work harder to make life easier for politicians. Currently, eligible political parties receive a subsidy for each vote received in the previous provincial general election. The government believes that tax dollars are best left in the hands of taxpayers, not political parties. For that reason, the government is introducing legislation that would reduce the allowances to registered political parties and constituency associations in 2021. The government will eliminate allowances in 2022. The proposed legislation would more closely align Ontario with federal rules on contribution limits and fundraising events. The proposed changes will result in savings of $5.6 million in 2021–22, growing to almost $15 million annually beginning in 2022–23.

SECTION A: RESTORING TRUST, TRANSPARENCY AND ACCOUNTABILITY

FIXING THE HYDRO MESS

Restoring Public Confidence in Hydro One

In July 2018, the government accepted a proposed agreement from Hydro One that included the retirement of Hydro One’s former chief executive officer (whose total compensation was over $6 million in 2017) and the resignation of the board of directors.

In August 2018, a new, highly qualified board was appointed and the Hydro One Accountability Act, 2018 was proclaimed. The Act requires the board to establish a new executive compensation framework within six months, and Hydro One is required to annually publish a record of executive compensation amounts and any proposed changes to its compensation policies. An amendment was also made to the Ontario Energy Board Act, 1998 to ensure that compensation paid to Hydro One executives is not funded from electricity rates.

These changes will help improve transparency and accountability at Hydro One, and address executive and board compensation.

Rate Mitigation Mechanism Replacing Global Adjustment Refinancing

The government believes that electricity bills for Ontario households are still too high. The government is continuing to implement additional price mitigation measures to lower electricity bills further. This will be in addition to existing government funded electricity support programs, such as the Ontario Rebate for Electricity Consumers.

The government also agrees with the recommendations of the Commission on the accounting treatment used for global adjustment (GA) refinancing, which is a major component of the Ontario Fair Hydro Plan Act, 2017. To reflect this and enhance transparency, the Public Accounts of Ontario 2017–2018 included the cost of GA refinancing as an expenditure that contributed about $1.8 billion to the deficit in 2017–18, consistent with the recommendations of the Commission and the Auditor General.

In September 2018, the government also made a decision to propose future changes to the Ontario Fair Hydro Plan Act, 2017 to cancel the GA refinancing component as designed, including reducing the amount of the current electricity price reduction to be borne by future ratepayers, and making any recovery from future ratepayers optional. The government intends to introduce proposed legislation to address GA refinancing. The government also intends to provide government funding that maintains electricity rates in 2018 at the level provided for under GA refinancing, but in a more transparent manner.

The Province will finance this interim mechanism, which will be cheaper, recognizing that the Province is able to borrow at a lower interest rate than the Fair Hydro Trust can.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

SECTION B: MAKING ONTARIO OPEN FOR BUSINESS

SECTION B: MAKING ONTARIO OPEN FOR BUSINESS

INTRODUCTION

Ontario’s economy underperformed compared to its provincial peers in 12 of the past 14 years under the previous government. Business investment has been weak, slowing Ontario’s economic growth. Unnecessary red tape and regulatory burdens have stifled business growth, and made it more difficult for many people in Ontario, especially youth, to find meaningful jobs. The cost of doing business has become prohibitive, as key inputs like electricity have seen significant price increases. Many sectors that have traditionally contributed to Ontario’s prosperity, such as manufacturing, have suffered, hurting the regions and communities where these industries are located. At the same time, rising global competition has challenged the province’s position in international markets. Taken together, this business environment has driven jobs and investment out of the province. See Chapter II: Economic Outlook for more details on Ontario’s economic challenges.

Ontario’s economy is at a crossroads. The province’s historical position as the economic engine of Canada has been eroding over the last 15 years. Without a change in direction, this erosion will worsen.

Ontario’s Government for the People is committed to, once again, make Ontario a premier destination for job creation, investment, entrepreneurship and growth. The government recognizes that it is the private sector that creates the prosperity from which all the people of Ontario benefit. What government can do is create the right environment to make Ontario open for business, helping to grow the economy, and create and protect jobs across the province. Because when businesses succeed, workers succeed, families succeed and communities succeed.

As outlined in this chapter, Ontario’s Government for the People has already taken a number of steps to create a business-friendly environment. Actions taken to cancel the cap-and-trade carbon tax, reduce Workplace Safety and Insurance Board (WSIB) premiums, and keep the minimum wage at $14 per hour will provide Ontario’s businesses with $3.6 billion in direct savings in 2019. As well, Ontario is urging the federal government to take action to accelerate the income tax deduction for the cost of depreciable assets in order to further reduce business costs and increase competitiveness.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

The government will take further action to ensure future growth and prosperity for all of the people of Ontario. The Province will:

•

Improve economic competitiveness through its Open for Business Action Plan and its proposed repeal of Fair Workplaces, Better Jobs Act, 2017 (Bill 148) provisions, helping to significantly reduce the regulatory burden on businesses;

•	Reduce the cost of doing business by ending expensive green energy contracts and undertaking a review of electricity prices for industry;

•	Take steps to encourage more economic growth with such initiatives as the forestry strategy and Ring of Fire, benefiting Northern Ontario and other regions;

•	Vigourously defend and advance the province’s economic interests at home and abroad to maintain the competitiveness of Ontario’s vital industries; and

•	Make changes to improve the skilled trades and apprenticeship system, such as winding down the Ontario College of Trades, which will remove a layer of bureaucracy.

Through these actions, the province will again become an attractive destination for the private sector to start and grow a business, helping to keep and create good jobs right here in Ontario.

CANCELLING THE CAP-AND-TRADE CARBON TAX

As part of the plan to reduce costs and regulations for Ontario businesses, the Province cancelled the cap-and-trade carbon tax. This will bring about savings through lower energy bills and fuel costs relating to gasoline, diesel and natural gas. The direct savings to Ontario private-sector businesses are estimated to be $880 million dollars in 2019. The elimination of the cap-and-trade carbon tax also removes cost burdens and unnecessary regulations for Ontario’s businesses, allowing them to grow, create jobs and compete around the world.

SECTION B: MAKING ONTARIO OPEN FOR BUSINESS

OPEN FOR BUSINESS

Chart 1.3

RETURNING MONEY TO HARDWORKING BUSINESS OWNERS

Illustrative Savings for a Small Restaurant

The government is delivering immediate savings to small businesses across Ontario through lowering taxes, stabilizing hydro bills and cutting job-killing red tape.

To illustrate the impact, imagine a small restaurant owner, Raj, who employs seven staff, including four students making minimum wage. With the rapid minimum wage hike from $11.60 to $14 on January 1, 2018, Raj’s payroll costs dramatically increased, and he was forced to cut staff hours to make ends meet. Added to that, the cap-and-trade carbon tax introduced hidden costs to his business that made everything from buying his restaurant supplies to his food delivery costs more expensive.

The government’s reduction of WSIB premiums and cancellation of the cap-and-trade carbon tax immediately saves Raj’s business $800 a year. On top of that, the government’s commitment to pause further minimum wage hikes until 2020 will save Raj’s restaurant an additional $5,800 annually. The combined savings amount to a total of $6,600 in 2019, money that can be reinvested back into the restaurant’s staff and supplies to help Raj’s business grow.

The following chart illustrates the combined impact from reducing WSIB premiums, cancelling the cap-and-trade carbon tax, and keeping the minimum wage at $14 an hour on a small restaurant with similar characteristics.

Note: While this example does not represent an actual business, the financial and employment profiles are based on tax administration and Statistics

Canada survey data for businesses in the restaurant industry.

Source: Ontario Ministry of Finance.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

CREATING AND PROTECTING JOBS

Open for Business Action Plan

Cutting Red Tape

Reducing red tape will help boost productivity, competitiveness and investment. The government promised to cut red tape to make it cheaper, faster and easier to do business in Ontario. Currently, Ontario has approximately 331 statutes and over 380,000 regulatory requirements, many of which affect businesses. For example, requirements for businesses to provide their name and location a few times when completing a single permit or licence application form can create unnecessary burden and reduce productivity, leaving owners less time to manage their business.

REGULATORY BURDEN AND THE COST OF RED TAPE

The Canadian Federation of Independent Business1 reported that Ontario’s total cost of regulations in 2017 was the highest among the provinces, amounting to $15.1 billion, followed by Quebec’s at $6.9 billion, British Columbia’s at $5.3 billion, and Alberta’s at $4.5 billion. A recent Ontario 360 paper2 adjusted these costs by the number of active businesses in each province and concluded that Ontario has the highest regulatory cost of all provinces, at nearly $33,000 per business, followed by Manitoba at $28,892, British Columbia at $27,194, and Quebec at $26,859.

To grow good jobs and investment in the province, the government is developing its Open for Business Action Plan that will lower costs, reduce the regulatory burden and make businesses more competitive. The Action Plan is setting a target of reducing regulatory red tape by 25 per cent by 2022, supported by an ongoing review of the Province’s laws and regulations. It will also promote best practices on requirements for businesses, assisting them on a case-by-case basis. As part of the first phase, the government will introduce one high-impact burden reduction bill each fall and spring throughout its mandate.

[1]	Queenie Wong, “The Cost of Government Regulation on Canadian Business,” Canadian Federation of Independent Business, (2018).
https://www.cfib-fcei.ca/sites/default/files/2018-01/Cost-Red-Tape-Snapshot-2018_0.pdf
[2]	Charles Lammam and Sean Speer, “The Case for Regulatory Reform in Ontario,” Ontario 360, (2018).
http://on360.ca/policy-papers/the-case-for-regulatory-reform-in-ontario/

SECTION B: MAKING ONTARIO OPEN FOR BUSINESS

Making Ontario Open for Business

The government is moving to ease the burden on businesses by introducing the Making Ontario Open for Business Act, 2018 (Bill 47). If passed, this legislation would remove the onerous provisions of Bill 148, and repeal the scheduled increase in the minimum wage to $15 per hour.

In raising the minimum wage from $11.60 to $14, the previous government introduced an unexpected change to a key input cost which was difficult for businesses to absorb. It had a negative impact on business, consumers and some workers, particularly young workers seeking the career-starting jobs that may pay minimum wage. Over the first 10 months of 2018, there were 31,000 fewer part-time positions in Ontario. Positions in sales and service occupations have decreased by 17,200 year over year. Holding the minimum wage to $14 per hour will encourage job creation and protect existing jobs and incomes. It will lower employer costs by an estimated $1.4 billion in 2019, while preserving the recent minimum wage increase for workers. If passed, Bill 47 will restore minimum wage increases based on inflation beginning in October 2020. Ontario’s workers and businesses deserve a minimum wage based on sound economics, not politics.

Following consultations and review by the Minister of Labour, the government is proposing amendments to other provisions of Bill 148, including:

•	Removing requirements for four days’ notice for scheduling changes and on-call pay;

•	Providing workers with three sick days, two bereavement days, and three family responsibility days;

•	Repealing provisions for equal pay for equal work on the basis of employment status, e.g., part-time and full-time workers, temporary and permanent workers; and

•

Changing the Labour Relations Act, 1995 to repeal card-based certification in specific sectors, revoking access to employee lists based on a 20 per cent threshold and bringing back the six-month limit on reinstatement following strikes.

A report commissioned by the Ontario Chamber of Commerce3 estimated that the reforms in Bill 148 added a $23 billion challenge for businesses over two years. The proposed changes to Bill 148 will lower costs and administrative burden for employers, protect jobs and help ensure Ontario is open for business.

The government will also introduce regulations exempting Crown employees from hours of work rules to better manage delivery, cost and compliance issues for critical public services.

[3]

Canadian Centre for Economic Analysis (CANCEA), “Bill 148: Fair Workplaces, Better Jobs Act, 2017 – Assessment of the Risks and Rewards to the Ontario Economy,” (September 2017). http://www.occ.ca/wp-content/uploads/Proposed-Changes-to-Ontarios-Employment-and-Labour-Laws-CANCEA-Final-September-2017.pdf

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Key provisions that deliver real benefits for Ontario workers, such as domestic and sexual violence leave and a minimum three weeks of vacation after five years of service, are being retained.

In addition, the government is proposing to delay the implementation date for the Pay Transparency Act, 2018 to allow for consultation. Complying with the Act’s current reporting requirements would have significantly increased costs for businesses and affected some sectors more than others.

Trade

United States-Mexico-Canada Agreement on Trade

Ontario exports billions of dollars’ worth of goods to the United States every year, with one in five Ontario jobs relying directly or indirectly on these exports. Ontario is the top export destination for 19 U.S. states, and the second largest for nine others. It is critical for both Ontario and its trading partners south of the border that the new United States-Mexico-Canada Agreement (USMCA) helps build upon that success.

During the negotiations, the Ontario government made it clear that any deal must keep the province’s industries and economic interests top of mind. On September 30, 2018, Canada, the United States and Mexico announced the completion of negotiations of the USMCA.

While the government is optimistic that the USMCA will create continued opportunities, it remains concerned about the impact on the province’s agriculture sector, specifically from: Canada’s concession on Class 7 milk; increased access to Ontario’s supply-managed markets, particularly dairy; and, export limits. Addressing these concessions is a federal responsibility and Ontario has called on the federal government to compensate the supply-managed sector and support the families and livelihoods that are now at risk, along with any other negative impacts to the province from the new agreement.

The Ontario government also remains concerned about the remaining steel and aluminum tariffs. The government, under Premier Ford’s leadership, is speaking directly with lawmakers of the United States and industry representatives on both sides of the border to try to get the tariffs lifted.

Ontario welcomes the opportunity for business to expand trade through agreements like the USMCA and the recent Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP). However, the government will vigourously defend and advance Ontario’s economic interests at home and abroad to maintain the competitiveness of Ontario’s vital industries, such as the province’s automotive, steel, aluminum and supply-managed agri-food sectors. In October 2018, the government appointed Ian Todd to be Ontario’s Trade Representative in Washington, D.C. to promote Ontario’s interests in the United States, including cross-border trade and investment issues.

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The Importance of Interprovincial Trade to Ontario

Interprovincial trade plays a central role in supporting jobs and growth across Ontario, providing additional opportunities for companies throughout the province in a highly competitive and often uncertain global economy. In 2017, Ontario’s services exports to other provinces and territories amounted to $104 billion — almost double Ontario’s services exports to other countries. Given Ontario’s strength in key sectors, there is potential for increased trade with other provinces and territories. According to BMO Capital Markets,4 the net positive impact to Ontario’s GDP from free interprovincial trade would build to a range of between $15 billion to $20 billion over 10 years. Building a strong internal trade market allows Ontario companies to capitalize on opportunities at home, and shows the rest of Canada that Ontario is open for business.

Ontario is already a leader, but can and will do more — both in working directly with other provinces and territories, and by implementing the Canadian Free Trade Agreement. In the areas of trucking regulation and interprovincial business registration, provinces have already reduced costs and cut the regulatory burden to promote trade across our borders. Going forward, provinces will make further progress to harmonize or reconcile regulations. Ontario will be a leader in cutting red tape and removing interprovincial barriers to trade. Working with provincial and territorial partners, the Province will enhance the economic competitiveness and opportunities for growth for Ontario businesses.

PREMIER DOUG FORD AND SASKATCHEWAN PREMIER SCOTT MOE TO WORK TOGETHER AND ENCOURAGE INTERPROVINCIAL TRADE

On October 29, 2018, Premier Doug Ford hosted Saskatchewan Premier Scott Moe at Queen’s Park to discuss ways that their respective governments can cooperate to protect taxpayers and encourage job creation in both provinces. The premiers discussed their shared commitment to reducing interprovincial trade barriers and announced a Memorandum of Understanding to begin discussions on lowering interprovincial barriers.

[4]	Douglas Porter and Robert Kavcic, “Sizing Up Provincial Trade Barriers,” BMO Capital Markets, (October 2018).
https://economics.bmocapitalmarkets.com/economics/reports/20181026/sr181026-interprovincial.pdf

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Promoting Growth within the Forestry Sector

Ontario’s forest industry is an important driver of the province’s economy, generating more than $15 billion in revenues and directly employing more than 46,000 workers. Forestry provides a significant number of jobs across Northern Ontario.

RESOLUTE FOREST PRODUCTS INVESTMENT

In October 2018, the government announced that Resolute Forest Products will be investing $40 million into Ontario’s Northwestern operations, and an additional $13.5 million into maintenance and job creation at the Thunder Bay pulp and paper mill.

“This investment builds on the momentum of Premier Ford’s policies that have declared Ontario open for business. Minister Yurek’s first words to me last July were that his ministry would be working with the forest industry and its workers. Premier Ford’s government will be a supporter of job creators like Resolute, not a barrier to jobs and growth.”

Yves Laflamme, President and Chief Executive Officer, Resolute Forest Products

This fall, the government will hold consultations to help the Province develop a strategy for encouraging economic growth within the forestry sector and promoting the sector as open for business. A Provincial strategy will help unleash the potential of Ontario’s forest industry, creating the conditions for the industry to innovate, attract investment and create jobs and prosperity for the North and for all communities that depend on this sector.

FOR THE PEOPLE: SUPPORTING THE FORESTRY SECTOR

In August 2018, the government made a $1.375 million investment in the forestry sector of the Township of Emo, through the Province’s Northern Ontario Heritage Fund Corporation. In supporting Manitou Forest Products and Henry’s Trucking, this investment will help these businesses expand their forest harvesting operations by purchasing new equipment and creating 10 full-time jobs.

Creating a Pro-Business Environment

The private sector is the key source of prosperity in the provincial economy. The Province is committed to creating an economic climate that makes it more attractive to start and grow a business and encourage investment, allowing more Ontario workers to find a good job. To achieve this goal, the government needs the right mix of programs and policies that support the efforts and activities of business. It means creating a framework that will make Ontario truly open for business.

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An important step in developing a pro-business environment is to better understand what employers require to compete and grow, and then align the government’s programs to complement the needs of the private sector. For this reason, the government will undertake a review of all business support programs to determine their effectiveness, value for money and sustainability. The review will help to ensure that the Province’s business support programs are not outdated, but instead, are making Ontario a place where the private sector can thrive.

Ontario Place Governance

Ontario Place has the potential to become a spectacular world-class, year-round destination that would attract local, provincial and international visitors. Unfortunately, for far too long, Ontario Place has been mismanaged, and its potential has not been realized. Ontario Place lost $4.2 million in 2017 and is forecasting a loss in 2018. The government will introduce legislation that, if passed, would streamline accountability and governance for the redevelopment of a bold new Ontario Place.

Ontario’s Support for the Film and Television Industry

The film and television industry is making significant and growing contributions to Ontario’s economy and quality of life.

Supported by Ontario film and television tax credits, the industry employs world-class creative talent and highly skilled technical production workers. It also supports a large number of indirect and spinoff jobs across the province. With almost $3 billion in Ontario production spending in 2016–17, the industry supported over 50,000 jobs in the province.5

With a vibrant film and television industry, the province’s creators and producers can share Ontario’s unique stories and perspectives with domestic and international audiences, enriching the cultural landscape and enhancing Ontario’s profile.

The government is committed to providing stability and support for this key industry, while reviewing all business support programs. Ontario’s existing tax credits help ensure the industry continues to contribute to the Ontario economy.

[5]

Canadian Media Producers Association (CMPA), in collaboration with the Department of Canadian Heritage, Telefilm Canada, the Association québécoise de la production médiatique (AQPM) and Nordicity, Profile 2017: Economic Report on the Screen-based Media Production Industry in Canada, (February 2018). http://cmpawebsite.wpengine.com/wp-content/uploads/2018/04/Profile-2017.pdf

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ONTARIO’S THRIVING FILM AND TELEVISON INDUSTRY

Ontario’s film and television industry is thriving. Thanks to the province’s world-class talent and crews, cutting-edge studios and a diversity of film locations across the province, Ontario has been home to Hollywood blockbusters and Canadian success stories. Major productions have included films such as The Shape of Water, Suicide Squad, and Stephen King’s It; television shows such as Suits, Star Trek: Discovery and The Handmaid’s Tale; and Canadian productions such as Kim’s Convenience, Murdoch Mysteries, Indian Horse, The Tragically Hip: Long Time Running, and Cardinal and Carter, both filmed in North Bay.

The province’s film and television production capacity is growing, with expanded facilities like the new William F. White International Inc. location in Northern Ontario and new studios in development including:

•	Pinewood Toronto Studios’ expansion;

•	Cinespace Film Studios’ new facility at Toronto’s Marine Terminal 51;

•	The 400,000 square foot Markham Movieland; and

•	CBS Television Studios’ new Mississauga location.

This growth is creating good jobs for Ontario film and television workers.

Business Tax Competitiveness

Creating an open for business environment in Ontario requires a competitive business tax system.

Recent U.S. tax reform cut the U.S. federal corporate income tax (CIT) rate and implemented other measures, such as immediate expensing for a wide range of depreciable assets, which together dramatically improve the country’s tax competitiveness and encourage greater business investment in the United States. A recent report from PwC Canada for the Business Council of Canada finds that 635,000 jobs are at risk in Canada if the competitive challenges stemming from the U.S. tax reform are not addressed.

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The U.S. federal CIT rate dropped from 35 per cent to 21 per cent in 2018, resulting in an average combined U.S. federal–state CIT rate of about 26 per cent. This compares to a combined federal–Ontario general CIT rate of 26.5 per cent (25 per cent for manufacturing and processing income).

Chart 1.4

COMBINED CORPORATE INCOME TAX RATES — ONTARIO VS. GREAT LAKE STATES

Notes: Rates are based on legislated combined national-subnational general corporate income tax rates. Ohio imposes a commercial activity tax (based on gross receipts) rather than a corporate income tax.

Sources: Organisation for Economic Co-operation and Development (OECD), Federation of Tax Administrators and Ontario Ministry of Finance, as of October 19, 2018.

A more comprehensive measure of tax competitiveness is the marginal effective tax rate (METR) on new business investment. The METR takes into account federal and provincial/state corporate income taxes, capital taxes and sales taxes.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

In 2017, prior to U.S. tax reform, the METR in Ontario was substantially lower than the average U.S. METR of 34.6 per cent. Following U.S. tax reform, the METRs in Ontario and the United States are almost equal, eliminating Ontario’s tax advantage and weakening Ontario’s attractiveness as a location for business investment.

Chart 1.5

MARGINAL EFFECTIVE TAX RATES (METRs) — ONTARIO AND UNITED STATES

Notes: The METR excludes the resource and financial sectors and tax provisions related to research and development. The “U.S. METR after Tax Reform (2018)” reflects the reduced federal corporate income tax rate and the immediate expensing of eligible depreciable property.

Sources: Philip Bazel, Jack Mintz and Austin Thompson, “2017 Tax Competitiveness Report: The Calm Before the Storm,” The School of Public Policy, University of Calgary, Research Paper vol. 11:7, (February 2018).

Philip Bazel and Jack Mintz, “Tax Policy Trends: Canadian Policy Makers Consider Response to U.S. Tax Overhaul,” The School of Public Policy, University of Calgary, (October 2018).

Restoring Ontario’s Business Tax Competitiveness

Accelerated Depreciation

A key commitment of the government is to create and protect good jobs in Ontario. The government intends to create conditions that make it more attractive to start and grow a business and to invest in Ontario.

To help maintain Ontario’s tax competitiveness for business investment, Ontario’s Minister of Finance and Minister of Economic Development, Job Creation and Trade wrote to the federal government strongly encouraging initiatives such as the immediate expensing of depreciable assets similar to the United States.

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If the federal government introduces a measure that accelerates the expensing of new depreciable assets, Ontario will parallel this measure. This would support jobs and growth opportunities in Ontario and strengthen Ontario’s competitiveness in the global economy.

Ontario is Standing Up for Small Businesses

The Province supports small businesses by providing the Ontario small business deduction (SBD), which reduces the Ontario general Corporate Income Tax (CIT) rate from 11.5 per cent to 3.5 per cent. The federal government introduced a measure which phases out access to the federal small business CIT rate based on the amount of passive investment income earned by a corporation.

In the 2018 Budget, the previous administration proposed to parallel the federal measure for the purposes of the Ontario SBD. The Budget proposal would have reduced or eliminated the benefit of the lower small business CIT rate for some of Ontario’s small businesses. The Budget estimated that this measure would have increased taxes on Ontario small businesses by about $160 million annually by 2020–21.

The government is committed to helping small businesses and cutting taxes. Ontario is proposing to not parallel this federal measure and will not proceed with the 2018 Budget proposal.

KEEPING TAXES LOW FOR SMALL BUSINESSES

Ontario is proposing to not proceed with the previous government’s announcement that would have phased out the Ontario small business tax rate and increased taxes by up to $40,000 per year for about 7,900 of Ontario’s small businesses.

Employer Health Tax Relief

Ontario employers will also benefit from an increase in the amount of their Ontario payroll that is exempt from the Employer Health Tax (EHT). For eligible private-sector employers, the first $450,000 of payroll is already exempt from EHT. Based on indexation, this amount is scheduled to increase to $490,000 in 2019, providing about $40 million in additional tax relief.

See the Annex: Details of Tax Measures for more information on these measures.

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ENERGY

Further Reducing Electricity Rates by 12 Per Cent

The cost of electricity in Ontario has become a burden for families, farms and small businesses and a disincentive for business investment. As announced in the 2018 Speech from the Throne, the government will take action to further lower electricity bills in Ontario. One of the government’s first actions was to cancel 758 energy contracts, which will contribute towards the government’s plan to cut electricity bills by 12 per cent.

Ending Green Energy Contracts

Ontario families and businesses have been forced to pay inflated hydro prices as the result of unnecessary, expensive and subsidized energy initiatives.

Ontario ratepayers will benefit from $790 million in savings thanks to the government’s decision to cancel 758 renewable energy contracts. Cancellation of these unnecessary and wasteful contracts is part of the plan to cut electricity rates by 12 per cent for families, farms and small businesses.

All of the projects that were cancelled have not yet reached advanced development milestones under the terms of their contracts. The government intends to introduce a proposed legislative amendment to protect electricity consumers from any costs incurred from the cancellations to maximize benefits for ratepayers.

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Thunder Bay Generating Station

There is currently a surplus of power in Ontario. The Thunder Bay Generating Station was used for electricity generation an average of only 2.5 days each year. Ontario Power Generation Inc. (OPG) and the Independent Electricity System Operator (IESO) announced in July that it is in the best interests of electricity customers to shut down the Thunder Bay Generating Station due to high capital repair and operational costs, and lack of demand. This will save Ontario electricity customers $40 million and save $5 million in costs to OPG. No OPG employees will lose their jobs from the closing of the Thunder Bay Generating Station. OPG is in discussions with employee unions on redeployment opportunities for affected staff and work reassignments.

CONTINUED OPERATIONS AT PICKERING NUCLEAR GENERATING STATION

The government supports the continued operation of the Pickering Nuclear Generating Station until 2024, protecting 4,500 local jobs in Durham Region and an additional 3,000 jobs provincewide.

Pickering Nuclear produces enough power to supply one and one-half million homes, or about 14 per cent of Ontario’s total electricity needs for families and businesses. The station is part of a larger Canadian nuclear sector centred in Ontario that supports 60,000 jobs. OPG has stated that the low-cost energy produced at Pickering Nuclear will save Ontario ratepayers $600 million by 2024.

Ontario Energy Board

The Ontario Energy Board (OEB) is Ontario’s independent regulator of the electricity and natural gas sectors. The OEB Modernization Review Panel has been exploring how the mandate, role and structure of the OEB can respond to a rapidly changing energy sector by modernizing the Board’s governance to deliver accountability and predictability.

The OEB has also conducted a review of its customer service rules for electricity distributors, rate-regulated natural gas distributors and unit sub-meter providers. It is proposing a suite of changes to strengthen the customer service rules that protect electricity and natural gas consumers throughout the province.

Review Industrial Electricity Prices

The government understands the challenges to Ontario industry caused by the high cost of electricity. This is why the government, as part of its open for business policy, is launching a public review of current electricity pricing for industrial users. It will also review written submissions to assess what makes sense and what does not, to better align with the needs of industrial consumers.

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Supporting Consolidation of the Electricity Distribution Sector

Ontario is committed to encouraging consolidation and efficiencies in the electricity distribution sector. The goal is to reduce costs and improve services for customers through innovation and efficiency gains. The government recognizes that private-sector investment, expertise and innovation can play an important role in achieving these goals.

To encourage and allow for more time to achieve consolidations, the government is extending two time-limited transfer tax incentives and an exemption for capital gains under the deemed disposition rules, which are scheduled to expire on December 31, 2018, until December 31, 2022. See the Annex: Details of Tax Measures for more information. Ontario will consider additional ways to promote efficiency and modernization of the electricity distribution sector in consultation with consumers and other stakeholders.

SUPPORTING PIPELINE CONSTRUCTION

The federal carbon tax will affect Ontario’s — indeed, all of Canada’s — ability to compete globally. As Ontario takes steps to attract and retain good jobs, the Province will also seek to support economic development in other provinces that could be hindered by the federal carbon tax.

The government will not stand in the way of a project that would transport oil from Western Canada to Ontario or Canada’s East Coast. To that end, Ontario will seek to increase energy market access through any necessary changes to the Canadian Free Trade Agreement negotiated by the previous government. Pipelines create good jobs, both in Ontario and across the country. In every way possible, Ontario will support its partners looking to expand oil distribution, and at the same time, protect their competitiveness from the federal carbon tax.

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NATURAL GAS

There is significant demand for natural gas, particularly among families and businesses in rural and Northern Ontario. Natural gas is the most common heating source in Ontario and is more affordable than other sources, such as electricity, oil or propane. The government is committed to meeting this demand and is taking action to expand access to natural gas across Ontario.

On September 18, 2018, the government introduced the Access to Natural Gas Act, 2018 which if passed, would enable private sector participation in the expansion of natural gas and encourage more private gas distributors to partner with communities to develop projects that expand access to affordable and efficient natural gas. Under the proposed program, communities would continue to partner with gas distributors to bring forward natural gas expansion applications to the Ontario Energy Board. The government will work with the Ontario Energy Board to develop regulations to enable the program.

The new proposed program would help provide decades of benefits to communities across Ontario by providing natural gas connections for over 70 communities and connecting approximately 33,000 households. Switching to natural gas will also make life easier and more affordable by saving the average residential customer between $800 and $2,500 a year. Expanding natural gas would make Ontario communities more attractive for job creation and new business growth, and send a clear message that Ontario is open for business.

Previously, natural gas expansion was managed by a taxpayer-funded program. Savings from this program will be reinvested to expand broadband and cellular projects. Attracting private capital to facilitate development of new natural gas networks demonstrates the government’s commitment to expand natural gas across Ontario, while ensuring that taxpayers do not bear the cost for this expansion.

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BROADBAND EXPANSION

In a quickly evolving world, broadband and cellular connectivity are critical to job creation, economic growth and the delivery of public services such as education and health care.

Most residents in Ontario have access to the internet, but the speed, quality and cost varies significantly across the province. There are also coverage gaps in rural and Northern communities, as well as in some urban areas. Investing in broadband infrastructure to expand access to reliable, fast and affordable broadband internet connectivity will allow communities and businesses to fully participate and compete in the digital economy. It will also support increased access to digital technology and a digital first approach to providing government services (e.g., access to data and online services).

This government is committed to ensuring that communities across Ontario have access to critical broadband and cellular connectivity. To support this commitment, and help promote job creation and economic competitiveness, the Province will release a broadband and cellular strategy in early 2019, outlining an action plan to expand broadband, digital services and cellular access in unserved and underserved areas.

MINISTER’S AGRICULTURE TASK FORCE

The agri-food sector is critical to Ontario’s continued growth and prosperity. In 2017, it contributed $39.5 billion to Ontario’s economy and employed over 170,000 people. The contribution of agriculture and agri-food should be recognized in the province with meaningful consultation on issues that impact this sector. That is why, as part of the government’s efforts to reduce regulatory burden and create growth, the Ministry of Agriculture, Food and Rural Affairs is planning to launch a formal agricultural advisory group that will hear from leaders across the agriculture and agri-food sector and provide the government with an important perspective on key policies from the experts themselves.

The group will meet regularly to discuss issues that impact the industry, such as trade, and provide input on crucial future decisions such as changes to the Ontario Food Terminal network.

Industry input will ensure policies and programs foster economic growth and do not impose additional regulatory burden or costs on farmers or agri-food businesses.

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LABOUR MARKET IMPROVEMENTS FOR BUSINESS

Skills and Training — Dissolution of the Ontario College of Trades

Ontario’s skilled trades offer careers leading to secure jobs and a good quality of life, and are also vital to the health and growth of the economy. Apprenticeship opportunities help businesses harness new talent, while equipping workers with the practical skills and qualifications that the economy needs now and in the future.

The government’s priorities to improve Ontario’s skilled trades and apprenticeship system include:

•   Reducing the regulatory burdens placed on businesses, apprentices and journeypersons;

•   Closing the skills gap by establishing programs that encourage the people of Ontario to enter the skilled trades, getre-trained and become aware of the benefits of good paying jobs in the trades; and

•   Reviewing Ontario’s apprenticeship system and enacting reforms to increase access to apprenticeship opportunities.

To achieve these goals, the government is proposing a phased approach to the dissolution of the Ontario College of Trades (OCOT) and creating a more modern, outcomes-focused system.

The proposed Making Ontario Open for Business Act, 2018 includes:

•	Setting journeyperson-to-apprentice ratios at 1:1 for all 33 trades that are subject to ratios;

•	Implementing a moratorium on trade classifications and reclassifications;

•

Providing the Minister of Training, Colleges and Universities with the authority to take charge and control of the College’s Board of Governors, and to appoint an administrator to act on his/her behalf if required; and

•	Winding down OCOT by repealing the Ontario Colleges of Trades and Apprenticeships Act, 2009 on a date to be proclaimed.

These amendments represent the first phase to support employers in getting more individuals into apprenticeships. They will also support apprentices in completing their programs of study and becoming eligible for good-paying jobs in the skilled trades.

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Ontario’s Support for Businesses that Train Apprentices

The government plans to review the supports available to apprentices and to the businesses that employ and train those apprentices. The plan is to ensure that the right supports are available to maintain a strong and highly skilled workforce in Ontario.

Workplace Safety and Insurance Board Review

This fall, the Workplace Safety and Insurance Board (WSIB) announced that the average WSIB premium rate will decline from $2.35 to $1.65 on every $100 of insurable payroll, effective January 1, 2019.

The reduction represents a 29.8 per cent cut to the WSIB’s average premium rate and comes after eliminating a long-standing liability. The reduction will support Ontario being open for business by delivering cost savings to employers estimated at $1.45 billion in 2019. Combined with a new WSIB premium rate framework in 2020, this will help safeguard Ontario’s workplace health and safety system, ensuring it remains accountable, sustainable and able to meet its obligations.

The government is launching a review of the workers compensation system to ensure it remains sustainable in the future. The review will assess whether risks are being appropriately considered while providing rate predictability for employers. It will also consider, as part of the review of Provincial agencies, whether the WSIB is operating efficiently and effectively, and whether the governance framework can fulfill its mandate.

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CREATING EFFICIENCIES IN THE PENSION SECTOR

Supporting Mergers and Conversions

As the population ages and more people retire, it is more important than ever to look at making pensions more efficient. Broader public-sector employers have been working towards the conversion of their single-employer pension plans to jointly sponsored pension plans (JSPPs). There are several mergers into JSPPs currently under way to reduce costs and improve efficiencies, including a number in the hospital, municipal and university sectors. Several universities are working to merge their individual plans into a single JSPP which will be available to the university sector.

The government is committed to improving the pension system for the university sector. A new JSPP is a means of obtaining efficiencies of scale, improved investment opportunities and savings in plan administration. The new JSPP would allow universities to focus on their core mandate of providing high-quality education for students rather than diverting resources to managing their single-employer pension plans.

Based on the shared risk structure between plan members and employers, it is expected that this newly established plan would be treated similarly to other broader public-sector, solvency-exempt JSPPs following a successful conversion and a request from the newly established university plan.

Enabling Electronic Designation of Beneficiaries

Currently, beneficiary designations in pension plans are primarily done through paper-based processes. The government is proposing amendments to the Pension Benefits Act that if passed, would allow administrators of pension plans to permit electronic beneficiary designations, making it easier for plan members, while reducing red tape for pension plans throughout Ontario.

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BUILDING MORE EFFICIENT REGULATORS

Attracting Further Investment to Ontario

The government is committed to making Ontario the most attractive place in North America in which to invest, grow businesses and create jobs for the people.

Critical to accomplishing this goal, is creating a globally competitive, efficient and strong capital markets regulatory system that attracts investments from around the world, streamlines capital-raising for businesses, and protects investors from financial system risk and misconduct.

Currently, Canada is the only G20 country without a national regulator. Instead, the country’s capital markets are regulated by a patchwork of 13 different securities regulators with different laws and regulations in each of the provinces and territories. This does not contribute to the goal of making the regulatory system more efficient and more competitive relative to other countries.

Canadian businesses — including those in Ontario — seeking to raise money to expand and create jobs, as well as global investors seeking to invest in those businesses, must spend significant resources to understand and comply with a needlessly complex regulatory system. It also means Canada does not have the ability to effectively monitor and respond to systemic risk on a national basis, and provide investors timely and uniform protections across jurisdictions.

Ontario’s Minister of Finance is playing a leadership role in the implementation of the Cooperative Capital Markets Regulatory System (CCMR). This would help Ontario’s businesses raise capital more efficiently and better protect investors. Minister Fedeli serves as Co-Chair of the Council of Ministers of the CCMR, an initiative of the governments of Ontario, British Columbia, New Brunswick, Saskatchewan, Prince Edward Island, Yukon and Canada to implement a streamlined capital markets regulatory system.

Ontario will respect the decision of the Supreme Court of Canada in pursuing streamlined capital markets regulation.

Enhancing Confidence and Competitiveness in Capital Markets

In recent years, enforcement action was taken against several international banks for manipulating the London Interbank Offered Rate (LIBOR), a widely used benchmark for short-term interest rates referenced in securities, financial instruments and loans valued at hundreds of trillions of dollars. The banks falsely inflated or deflated rates to benefit their own trading positions or improve the perception of their creditworthiness. The banks were fined billions of dollars, and some employees were sentenced to jail terms. This situation precipitated several reports and consultations on financial benchmarks and their regulation, and various jurisdictions have started to enact new laws to regulate benchmarks.

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The Ontario government is committed to enhancing competitiveness and confidence in its capital markets. That is why the government is proposing to amend Ontario capital markets legislation to regulate critical financial benchmarks in Canada. The Canadian Dollar Offered Rate (CDOR) and the Canadian Overnight Repo Rate Average (CORRA), the two most widely used Canadian benchmarks, are referenced in tens of thousands of financial contracts worth trillions of dollars in notional value, involving parties such as governments, pension funds, banks, asset managers and businesses within Ontario, Canada and around the world. CDOR is also used in many commercial loan agreements in Canada. Ensuring that these benchmarks are subject to internationally recognized rules will provide more confidence for investors and businesses as they engage in the province’s capital markets, and help Ontario and Canada compete in the global economy.

Financial Services Regulatory Authority of Ontario

The new Financial Services Regulatory Authority of Ontario (FSRA) will deter fraud, foster competition and innovation, and streamline regulatory processes for consumers and stakeholders, investors and plan beneficiaries in Ontario. The government is working with FSRA on a plan to make it fully operational, with a focus on reducing red tape and finding more efficient and effective ways to deliver regulatory services.

To support the FSRA in its launch as a strong and efficient regulator, the government is introducing legislative amendments that would, if passed, provide for the amalgamation of the Deposit Insurance Corporation of Ontario, including the Deposit Insurance Reserve Fund, with FSRA. The amalgamation of these entities would simplify the regulatory landscape by establishing one regulator for non-securities-related financial services in Ontario, while maintaining the sector specific expertise to regulate effectively.

FSRA should be focused on its mandate to regulate auto insurance, financial services and pensions in Ontario. To ensure this happens, the government is introducing legislative amendments that would, if passed, allow it to transfer administrative responsibility for the Motor Vehicle Accident Claims Fund, a non-regulatory function performed by the current regulator, to the Ministry of Government and Consumer Services (MGCS). This move would allow FSRA to focus its resources on the regulated sectors, while leveraging existing expertise and resources within MGCS.

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SUPPORTING THE NORTH

Northern Ontario’s economy is supported by its vast natural resources that fuel mining and forestry activities, in addition to other industries such as steel manufacturing, transportation, tourism, and traditional hunting, fishing and trapping. The communities and resources in the North have great potential for additional economic growth and development. The Province is committed to supporting economic development and job creation in the North by cutting through delays and investing in infrastructure.

Ring of Fire

The Ring of Fire is a large, geologically rich potential mining development area in Ontario’s Far North. Located about 535 kilometres northeast of Thunder Bay, it holds significant deposits of minerals including chromite, nickel, copper, vanadium, platinum group metals and gold, among others. Given the volume of the deposits, it is estimated that the Ring of Fire could support mining operations for more than a century. Recent estimates suggest that the value of the mineral resources in the area could be more than $60 billion,6 due in large part to known chromite and nickel deposits. The Ring of Fire represents a significant opportunity to open up the resources of Northern Ontario and create jobs in the region.

The government is committed to addressing the delays blocking the development of the Ring of Fire by working with willing partners to ensure sustainable development in the North.

Review of the Far North Act, 2010

The previous government enacted the Far North Act, 2010 to develop land use plans in the Far North. Since enactment, little progress has been made to promote collaboration with First Nation communities, which has hindered investment opportunities in Northern Ontario and limited the possibilities for jobs and economic growth among First Nations. The Act also complicated economic development possibilities and opportunities, resulting in additional planning processes for some 225,000 square kilometres of land, or about 25 per cent of Ontario’s total land mass and 28 per cent of the province’s North.

The government’s goal is to encourage economic growth, diversification, job creation and self-reliance in communities in Northern Ontario. To ensure a collaborative approach to development, the Province will undertake a review of the Far North Act, 2010 to ensure land use planning aligns with local, First Nations’ and Provincial priorities.

[6]	Estimates presented by Dr. James Franklin (Franklin Geosciences Ltd., and former chief geoscientist at the Geological Survey of Canada), The Canadian Chamber of Commerce, “Policy Resolutions 2016.”

SECTION B: MAKING ONTARIO OPEN FOR BUSINESS

Resource Revenue Sharing

The government will continue to explore ways to encourage development of natural resources across the North, by helping Northern towns and Indigenous communities share in the benefits of resource development from mining, forestry and aggregates.

SUGAR ZONE MINE

Ontario is one of the most attractive jurisdictions for mineral exploration in the world and consistently accounts for about 25 per cent of Canada’s total exploration and deposit appraisal spending. On October 24, 2018, Harte Gold’s Sugar Zone Gold Mine near White River officially opened. The mining project will create about 150 jobs and demonstrate that Ontario is open for business.

The government supported Harte Gold’s participation in a number of international marketing missions that ultimately led to secured financing. The Sugar Zone mine is expected to be in operation for over a decade, during which time it could produce more than 900,000 ounces of gold. It will also generate increased activity for businesses that support Northern Ontario’s mining supply and services sector. Once the Sugar Zone mine reaches full commercial production, Ontario will have 39 operating mines, including 18 gold mines.

Mining Working Group

The government will establish a special mining working group that will focus on opening Ontario for business by speeding up regulatory approvals and attracting major new investments.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

Algoma

Algoma Steel is the mainstay of Sault Ste. Marie’s economy. Algoma is the second largest private-sector employer in Northern Ontario, supporting approximately 7,400 direct and indirect jobs. The government is putting workers, pensioners and families first by supporting the restructuring of Algoma’s business, allowing it to continue for future generations. The successful restructuring will protect thousands of jobs and the environment, and secure along-term commitment to fund Algoma’s pension plans, benefiting approximately 2,100 current and 6,300 former or retired employees’ pensions.

Emergency Forest Firefighting

When natural disasters occur, the government of Ontario stands shoulder-to-shoulder with those that are affected. Annually, the government provides base funding of approximately $70 million to deliver front-line operations for forest fires. On August 8, 2018, the government committed an additional $100 million to fight forest fires across the province, addressing escalated fire activity in parts of Central and Northern Ontario.

Ontario will continue to dedicate as many resources as necessary to fight forest fires across the province, and help ensure the safety and protection of communities and private property.

Northern Transportation Improvements

A number of expansion projects along Highway 11/17 are planned or underway. Increasing the capacity along various stretches of the highway from two lanes to four lanes will help improve the safety and reliability of the Trans-Canada Highway system. As well, the government will continue to review other initiatives to meet Northerners’ transportation needs, including passenger rail and bus services. This work is an important part of the government’s plan to promote economic development and keep people moving in Northern Ontario.

SECTION C: RESPECTING CONSUMERS AND FAMILIES

SECTION C: RESPECTING CONSUMERS AND FAMILIES

INTRODUCTION

The government’s plans for consumers and families begins with respecting taxpayers and putting more money back in their pockets. This is why the government is taking action to reduce gas prices, cancel the cap-and-trade carbon tax, cut taxes for low-income individuals and families, and end the Drive Clean Program for passenger and light-duty vehicles.

It is also about putting patients first by ending hallway health care, and implementing a new model for Consumption and Treatment Services to save lives and prevent overdoses.

It is about respecting parents, teachers and students: focusing on math fundamentals in the classroom, and consulting parents on the health and physical education curriculum. It is also about ensuring a sustainable postsecondary education system.

And it is about ensuring law-abiding individuals and families are protected from drug, gun and gang-related violence.

THE LOW-INCOME INDIVIDUALS AND FAMILIES TAX (LIFT) CREDIT

The government is taking steps to help people keep more of their hard-earned money by proposing the Low-income Individuals and Families Tax (LIFT) Credit, which would benefit about 1.1 million people. Ontario Personal Income Tax paid by low-income tax filers, including those earning minimum wage, is among the lowest in Canada. With the introduction of the proposed LIFT Credit, more low-income workers would pay little or no Ontario Personal Income Tax.

The LIFT Credit would be effective January 1, 2019. Tax filers who have employment income would be able to claim it when they file their 2019 tax returns and receive up to $850 in tax relief (or up to $1,700 for couples).

With this tax relief, a person who works full-time at minimum wage (earning nearly $30,000) would pay no Ontario Personal Income Tax. Tax relief would be gradually reduced for taxpayers with individual incomes greater than $30,000 and family incomes greater than $60,000. This would minimize disincentives to earn additional income.

One in six Ontario taxpayers would receive about $450 in tax relief, on average. Ontario Personal Income Tax would be eliminated for about 580,000 taxpayers, while tax would be reduced for another 520,000. Combined with existing tax relief, about 90 per cent of all Ontario tax filers with taxable incomes below $30,000 would pay no Ontario Personal Income Tax.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

In 2019, the proposed LIFT Credit would provide about $495 million of new tax relief to Ontario families.

Chart 1.6

TAX RELIEF FOR LIFT CREDIT RECIPIENTS

Note: Ontario Personal Income Tax (PIT) excludes the Ontario Health Premium, which would continue to be payable on taxable income exceeding $20,000.

1 David has employment income of $15,500, Canada Pension Plan benefits of $5,500 and Old Age Security payments of $7,000.

2 Jenny has employment income of $29,000 and other income of $3,500. George has employment income of $29,500. This couple does not incur child care expenses.

SECTION C: RESPECTING CONSUMERS AND FAMILIES

ENVIRONMENT AND ENERGY

Ending Green Energy Contracts and the Cap-and-Trade Carbon Tax, and Introducing New Environmental Initiatives

The government will tackle climate change in a balanced and responsible way, without placing an additional burden on Ontario taxpayers. Specifically, the government has cancelled the cap-and-trade carbon tax, is challenging the federal government’s carbon tax plan, and reducing taxes to encourage a more competitive business climate.

As part of the plan to reduce costs for Ontario families and businesses, the Province took immediate action to end the cap-and-trade carbon tax. This will ensure that no additional carbon costs are passed on by fuel suppliers to consumers. The Province also developed a responsible and transparent plan to wind down the cap-and-trade carbon tax, and through the Cap and Trade Cancellation Act, 2018, will offer some support for eligible participants of Ontario’s previous cap-and-trade carbon tax program.

FOR THE PEOPLE: CANCELLING THE CAP-AND-TRADE CARBON TAX

Ontario residents saw home heating prices drop as a direct result of the government’s decision to cancel the cap-and-trade carbon tax. The Province will never back down from delivering on its promises to the people. By ending the cap-and-trade carbon tax, gas prices and home heating prices are down.

The above image was reproduced from an actual gas bill.

Through the government’s actions, the average Ontario household will now save about $260 a year in fuel and other costs. Business savings as a result of lower energy costs will benefit Ontario residents through lower prices in everyday purchases, and help businesses to grow and create jobs. Eliminating the cap-and-trade carbon tax reduced gasoline prices by 4.3 cents per litre, saving people and businesses money.

In addition, the Province has cancelled 758 renewable energy contracts across Ontario to help lower electricity bills for Ontario residents and businesses. By cancelling these unnecessary, wasteful and highly subsidized energy contracts as part of the plan to cut electricity rates, the government is saving $790 million for ratepayers. Ontario currently has surplus electricity supply, and there are better and less expensive options to meet future electricity supply and capacity needs.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

The Province is also fighting against the federal government’s plan to impose a carbon tax on Ontario families and businesses. The Ontario government has filed a statement with the Court of Appeal summarizing the arguments it will make challenging the constitutionality of the federal government’s Greenhouse Gas Pollution Pricing Act. Premier Ford and Saskatchewan Premier Scott Moe have jointly released a statement on combining forces to challenge the federal government’s authority to impose a carbon tax on the people of Ontario and Saskatchewan. Along with Ontario and Saskatchewan, a growing number of provinces, including Manitoba, are planning to oppose the federal carbon tax.

Chart 1.7

JENNY AND GEORGE

Putting More Money in People’s Pockets

The government is delivering immediate pocketbook relief to the people of Ontario through the proposed new Low-income Individuals and Families Tax (LIFT) Credit and cancellation of the cap-and-trade carbon tax.

To illustrate the impact, imagine a couple, Jenny and George, who work full-time and have one child. They take home a combined family income of $62,000 annually. The LIFT Credit would put $1,250 a year back in their pockets, and the cancellation of the cap-and-trade carbon tax would save them an estimated additional $280 a year — for total savings of $1,530 in 2019. This would represent significant relief for this family.

Relief from:

Notes: This example is for illustrative purposes. The LIFT Credit amount is based on Personal Income Tax filer data and is representative of actual families who would receive the LIFT Credit, and whose main characteristics include: first-earner employment income of $29,000 and other income of $3,500, second-earner employment income of $29,500, and no child care expenses. Average savings from cancelling the cap-and-trade carbon tax are based on Statistics Canada survey data. Impacts on individual households would vary depending on many factors, such as consumption patterns. Estimates include direct and indirect savings and additional savings from the Harmonized Sales Tax.

Source: Ontario Ministry of Finance.

In the coming months, the government will release an integrated made-in-Ontario environmental plan to fight climate change and keep the province’s air, land and water clean for future generations. Consultations will be held to ensure Ontario will continue to be a leader in protecting the environment, while at the same time, respecting and protecting taxpayers.

SECTION C: RESPECTING CONSUMERS AND FAMILIES

Renewable Energy Approvals

The previous government had ratepayers subsidize unnecessary and expensive new energy projects to produce energy that people do not need. The proposed legislation to repeal the Green Energy Act, 2009 would make amendments to the Environmental Protection Act, which would enhance the government’s authority to make regulations prohibiting the issuance of Renewable Energy Approvals where the need for the electricity has not been demonstrated.

Green Bonds

Green Bonds serve as an important tool to help finance projects that support the government’s approach to addressing environmental challenges. Project categories include transit initiatives, extreme-weather resistant infrastructure, and energy conservation and efficiency projects (including health- and education-related projects). By capitalizing on low interest rates, Ontario’s Green Bonds enable the Province to raise funds while respecting the taxpayers of Ontario and without adversely impacting businesses. See Chapter IV: Borrowing and Debt Management for more details on Ontario’s Green Bond program.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

Restoring Public Confidence in Hydro One

In July 2018, the government accepted a proposed agreement from Hydro One that included the retirement of Hydro One’s former chief executive officer (whose total compensation was over $6 million in 2017) and the resignation of the board of directors.

In August 2018, a new, highly qualified board was appointed and the Hydro One Accountability Act, 2018 was proclaimed. The Act requires the board to establish a new executive compensation framework within six months, and Hydro One is required to annually publish a record of executive compensation amounts and any proposed changes to its compensation policies. An amendment was also made to the Ontario Energy Board Act, 1998, to ensure that compensation paid to Hydro One executives is not funded from electricity rates.

These changes will help improve transparency and accountability at Hydro One, and address executive and board compensation.

HEALTH CARE TRANSFORMATION

The government is committed to transforming the province’s public health care system centred around patients and their families, and finding ways to make the system run more efficiently. To ensure the people of Ontario receive the care they deserve, the government is targeting funding to provide better coordinated care now and in the future. For patients and their families, this means improved access to integrated health care.

Ending Hallway Health Care

The health care system is facing significant capacity challenges with unsustainable hospital occupancy levels contributing to the use of hallway health care. This significantly impedes patient access to safe, high-quality care. Without additional capacity and the development of innovative solutions and approaches, current challenges will increase.

With advice from the Premier’s Council on Improving Health Care and Ending Hallway Medicine, the government will continue to take actions that will ease pressure on hospitals, and help doctors, nurses and other health care providers provide better, faster health care for patients and their families.

SECTION C: RESPECTING CONSUMERS AND FAMILIES

The government has started delivering on its promise to end hallway health care. In 2018–19, the government has invested an additional $90 million for 1,100 beds and spaces in hospitals and the community, including the creation of over 640 new beds and spaces as an immediate measure. This investment will help communities and reduce the strain on the health care system in advance of the flu season.

The Province is also adding 6,000 new long-term care beds across Ontario. The government is committed to investing more than $300 million to support these new beds, which represent the first wave of more than 15,000 new long-term care beds the government committed to build over the next five years.

Mental Health and Addictions

Approximately 30 per cent of people in Ontario age 15 and up will experience a mental health or addictions challenge at some point in their lives, with one in 40 experiencing a serious mental illness. The government made a promise to the people of Ontario to take mental health and addictions as seriously as any health issue. Ontario has committed to spending $1.9 billion over 10 years on mental health and addictions services, matching the federal government’s 2017 budget commitment.

The government will be working closely with front-line care providers, along with mental health and addictions organizations, hospitals and, most importantly, patients to ensure that the people of Ontario get the mental health care they need. Investments this year will provide much-needed relief that will help end hallway health care and connect people struggling with mental health and addictions issues with crucial supports. Most importantly, these investments focus on people, not process.

The investments will:

•	Prioritize a reduction in wait times and focus on creating support today to intervene early, so patients can receive the help they need to recover sooner;

•	Provide faster access by investing in mental health and opioid addiction treatment services; and

•	Provide a new, enhanced approach to addictions treatment and rehabilitation services through the new Consumption and Treatment Services model.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

Access to Treatment

The government knows that demand for addictions services exceeds supply in Ontario, often leaving people waiting for services while in a vulnerable state.

The Province is providing funding to expand the scope and coverage of Rapid Access Addiction Medicine (RAAM) clinics for individuals with substance abuse issues that require specialized, evidenced-based addiction medicine support by creating new or expanded RAAMs in communities of high need.

RAAM clinics provide patients with immediate access to low-barrier, short-term addictions treatment until the patient is stabilized and can be linked with appropriate care in the community for ongoing support.

FOR THE PEOPLE: FENTANYL PATCH FOR PATCH (P4P) PROGRAM

In 2016, a private member’s bill, the Safeguarding our Communities Act (Patch for Patch Return Policy), 2015, came into force to govern the Patch for Patch Program across Ontario. The program serves as one tool in reducing the abuse, misuse and diversion of fentanyl patches.

This legislation places stricter controls on prescribing and dispensing fentanyl patches and requires patients to return used patches to their pharmacy before new patches can be obtained.

OHIP+ and Ontario Drug Benefit Program Reform

Ontario’s Government for the People is fixing OHIP+ to focus benefits on those who need them most. Starting in March 2019, children and youth under the age of 25 who are not covered by private plans will continue to receive coverage for eligible prescription medications from the government; while children and youth who are covered by private insurance will bill those plans. This plan will be affordable, while ensuring that children and youth will still receive the prescription drugs they need.

These reforms are expected to generate annual savings of at least $250 million. The government promised that it would find efficiencies while ensuring that vital public services are affordable and sustainable, now and in the years to come. Promise made, promise kept.

The government will also review opportunities to establish a smarter, more efficient and fiscally responsible approach to delivering publicly funded health benefits, one that would treat everyone fairly, while maintaining patient care.

As a first step, the government will examine the Ontario Drug Benefit Program with the objective of creating an easier to understand, more consistent and more sustainable drug system.

SECTION C: RESPECTING CONSUMERS AND FAMILIES

Personal Support Worker Agency Review

Some programs initiated by the previous government simply do not work. That is why the government has wound down the Self-Directed Personal Support Services Ontario agency to reduce the administrative burden of delivering home care. This decision aligns with the government’s review of all Provincial agencies to ensure they are relevant, efficient, effective and provide value for money for taxpayers.

Taxpayer savings will be redirected to patient care. Since this agency was in the set-up phase and not yet providing services, the wind down has had no impact on home care clients. The Local Health Integration Networks (LHINs) will continue to provide services and support to eligible clients and families under another self-directed care initiative, the Family-Managed Home Care program.

Home care services are vital to patients and families in Ontario’s health care system. Home care includes nursing, personal support and other professional services that are delivered in a person’s home, school or community.

Ontario is committed to engaging with partners to ensure the home care system works for patients, seniors and families, and that dollars are best spent on client care.

FOR THE PEOPLE: RESPONSE FROM HOME CARE ONTARIO

“Home Care Ontario fully supports Minister Christine Elliott’s decision to wind down the Self-Directed Personal Support Services Ontario agency and thanks the Ford government for their leadership and support.”

Sue VanderBent, CEO, Home Care Ontario

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

CELEBRATING SPECIAL HOCKEY DAY

Special Hockey is a version of ice hockey played by athletes with developmental disabilities or cognitive disorders. It promotes confidence, socialization, team work and physical fitness for its players.

The government proposes to formally recognize March 27, 2019 as Special Hockey Day. This coincides with the start of the 25th Annual Special Hockey International tournament which will be held in Toronto. Recognizing Special Hockey Day will bring awareness about the many special hockey organizations across Ontario, and celebrates the contributions of teams, players and organizers involved in this important initiative.

ENSURING THE SUSTAINABILITY OF THE ONTARIO HOCKEY LEAGUE (OHL)

For many Ontario families, Friday nights and Sunday afternoons are characterized by get-togethers to cheer on the local Ontario Hockey League team. Hockey isn’t just woven into the fabric of Ontario’s proud heritage — it is also an economic driver. The OHL makes significant economic contributions to local communities across the province.

The Ontario government is committed to protecting amateur hockey in Ontario. To ensure OHL teams have a level playing field, the Province will exclude OHL players from the Employment Standards Act, 2000, while guaranteeing they receive scholarships for postsecondary education. This change will bring Ontario in line with other provinces, helping to ensure the long-term sustainability of the league.

SECTION C: RESPECTING CONSUMERS AND FAMILIES

TRANSIT AND TRANSPORTATION

Ontario’s economy loses billions of dollars each year in lost productivity due to gridlock. Infrastructure investments in the province’s biggest cities and smallest towns are closely tied to economic and productivity growth. The government is keeping its promise to build a safe and efficient transportation network, in order that businesses, families and workers can count on an Ontario that will move faster than ever before.

The government looks forward to completing its review of all capital projects and intends to share details in the coming months.

FOR THE PEOPLE: IMPROVING COMMUTE TIMES

According to the 2016 Canadian Census, the people of Ontario have the longest commute in Canada, with an average commute time of 28.8 minutes.[1] For some, travel times are much longer: almost 22.5 per cent of people spend more than 45 minutes commuting to work.[2] This is one of the reasons why the government of Ontario is committed to supporting modern, integrated multi-modal transportation systems to drive economic development, enhance transit and alleviate traffic congestion.

Toronto Transit Commission Subway Upload

Ontario will develop a plan to upload responsibility for the Toronto Transit Commission (TTC) subway infrastructure from the City of Toronto to the Province. Taking this action would allow the Province to implement a more efficient and modern regional transit system that will serve the Greater Toronto and Hamilton Area’s growing communities, while helping to manage traffic congestion, reduce costs and drive economic development.

The TTC system is critical to the economic success of the region. Uploading the subway system will enable the Province to fund and deliver additional transit projects sooner, and support an integrated regional network. In August 2018, the government appointed a special advisor to help determine the best approach for the upload, including the building and maintenance of new and existing subway lines.

[1]	Ministry of Finance, “Commuting to Work, 2016 Census Highlights: Factsheet 14,” (2018). https://www.fin.gov.on.ca/en/economy/demographics/census/cenhi16-14.html
[2]	Ministry of Finance, (2018).

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

Review of High-Speed Rail

Planning work is underway to analyze a range of transportation options to meet the needs of the people and businesses of Southwestern Ontario. The Province is exploring the potential for a faster and more reliable passenger rail service, including options to either upgrade existing rail corridors, create new ones or utilize other forms of transportation. The results of this planning work will include input from stakeholders such as rural and farming communities, and will help inform future transportation decisions so that the Province can implement the right transportation options for the people of Ontario.

Freezing Driver’s Licence Fees

As part of the strategy to make life more affordable, the government reversed a decision by the previous administration to escalate fees on September 1, 2018. This freeze means that individuals who are getting their driver’s licence for the first time — or simply getting their licence renewed — will save money. This freeze also applies to fees for road and knowledge tests for all driver’s licence classes. This leaves more money in the pockets of individuals and families in Ontario.

End of Mandatory Drive Clean Testing for Light-Duty Vehicles

On September 28, 2018, the government announced the cancellation of the outdated Drive Clean passenger vehicle program, saving Ontario taxpayers approximately $40 million annually. This change will reduce regulations by shifting focus to the biggest polluters on Ontario’s roads. Effective April 1, 2019, drivers will no longer be required to get Drive Clean emissions tests for their passenger and light-duty vehicles.

At the time of its introduction, the Drive Clean program effectively reduced vehicle pollution. However, auto industry standards have significantly improved since the program was created in 1999, making this outdated program no longer necessary.

A new, enhanced program will focus on heavy-duty vehicles such as commercial transport trucks and will ensure that Ontario continues to reduce harmful smog-causing pollutants.

This change will lead to better environmental outcomes at a lower overall cost, meaning better value for taxpayer dollars.

SECTION C: RESPECTING CONSUMERS AND FAMILIES

Greater Toronto Area West Highway Corridor

Ontario is doing the work necessary to resume the Environmental Assessment (EA) for the Greater Toronto Area West Highway Corridor, which was suspended in 2015. The EA will identify and address transportation needs in a corridor study area covering portions of York, Peel and Halton regions. Building more transportation infrastructure would speed up travel, and help alleviate traffic congestion in the Greater Toronto Area.

Metrolinx Agency Review

As urban areas across Central Ontario and particularly the Greater Golden Horseshoe become more integrated and connected, a regional transit system is an increasingly important element to promoting mobility and economic competitiveness. Metrolinx has a critical role in building and expanding a regional transit network that meets the needs and expectations of a growing customer base. Subject to approval by the legislature, the government is proposing amendments to the Metrolinx Act, 2006 that would modernize the outdated legislation to enhance the agency’s focus on regional transit delivery and service excellence. The Ministry of Transportation will continue work on a broader transportation plan for the Greater Golden Horseshoe that will guide Metrolinx’s transit implementation work, and ensure that highway and transit investments are coordinated to keep people and businesses in the region moving. The Metrolinx Agency Review aligns with the government’s review of all Provincial agencies to ensure they are relevant, efficient, effective and use taxpayer dollars appropriately.

FOR THE PEOPLE: METROLINX AGENCY REVIEW

Fast, affordable transit is vital to travellers in the Greater Toronto and Hamilton Area and beyond. The Province is committed to building more transit to get people moving faster than ever before. The government is proposing amendments to the Metrolinx Act, 2006 to ensure that Metrolinx has the tools to deliver the Province’s ambitious transit agenda to keep people and business in the region moving.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

HOUSING SUPPLY ACTION PLAN

Increasing Housing Supply

A growing number of individuals and families face housing affordability challenges, in part because of inadequate supply. In recent years, demand for housing in Ontario, particularly in the Greater Toronto Area, has risen at a rapid rate, driven in part by strong population growth and low interest rates. At the same time, new housing supply has not kept pace, leading to sharply higher prices and rents. The responsiveness of housing supply to changes in demand has declined since the last recession and compared to other periods of strong housing demand.

Chart 1.8

NEW RESIDENTIAL CONSTRUCTION LESS RESPONSIVE TO CHANGING DEMAND

Price Responsiveness of Supply (Percentage Points)	Estimated percentage point increase in new supply of housing for every one percentage point increase in real house price

Sources: Statistics Canada, Canadian Real Estate Association and Ontario Ministry of Finance.

The Ministry of Municipal Affairs and Housing will launch a Housing Supply Action Plan in spring 2019. The multi-pronged Action Plan will be aimed at increasing housing supply by addressing barriers that inhibit the development of ownership and rental housing. This plan will be informed by public and stakeholder consultation that will begin immediately. The focus of the Action Plan will be on actions that can be taken to help increase supply quickly as well as longer term actions that will be rolled out over the next 18 months.

SECTION C: RESPECTING CONSUMERS AND FAMILIES

Rental Housing Market in Ontario

Good quality, affordable housing is critical to building a strong economy. Many people in Ontario face challenges in finding suitable, affordable rental accommodations, in part due to an extended period of underbuilding of rental units. Since 1992, rental unit construction has not matched household formation. Approximately 20 per cent of Ontario households live in purpose-built rental housing. In 2017, the level of new rental construction would accommodate only 10 per cent of new Ontario households. If construction of rental units had kept pace with underlying demand, construction would have started on an additional 6,100 units in 2017.

Chart 1.9

LOW RENTAL VACANCY RATES

Rental Vacancy Rate

(Per Cent)

Source: Canada Mortgage and Housing Corporation.

This undersupply of purpose-built rental units contributed to historically low vacancy rates in the rental market. Rent control policies that weaken investment incentives and construction activity have played a role in limiting supply growth in purpose-built rental housing. Strong increases in the supply of condominiums, which until recently were not subject to rent-control guidelines, have helped keep the market better balanced.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

FOR THE PEOPLE: REFORMING RENT CONTROL

“Rent control is the exact opposite of what the GTA market needs. We need more rental units not less. If history is a guide, such policy will mostly hurt the people it’s trying to protect.”

Benjamin Tal, Deputy Chief Economist, CIBC

To address these challenges, the government will enact policies to increase the supply of housing across Ontario. Part of this initiative will be the reintroduction of the rent control exemption that will apply to new rental units first occupied after today. This will help create market-based incentives for supply growth that will encourage an increase in housing supply to meet the needs of the people of Ontario. As well, the government will cancel the Development Charges Rebate Program. This program is an expensive and ineffective method to incentivize new housing supply and cancelling it will result in savings of approximately $100 million over four years. The Province will follow through on its commitment to preserve rent control for existing tenants. This balanced approach will protect existing renters while creating the right conditions to increase the supply of rental units.

BUILDING MORE EFFICIENT REGULATORS

Auto Insurance

Making Auto Insurance More Affordable

The government is committed to lowering auto insurance rates to make life more affordable for the nearly 10 million drivers across the province. The government is working with stakeholders across the auto insurance system to explore options to lower rates in a responsible way, while ensuring that the needs of the people are served.

Ending Discrimination in Auto Insurance Rates

Ensuring fairness in auto insurance rate setting and ending discriminatory practices is a goal of this government. Under the leadership of the Member of Provincial Parliament for Milton, Parm Gill, legislation has been introduced that, if passed, would eliminate the unfair practice of discriminating against drivers simply based on where they live. The government will work with the insurance industry to ensure that the auto insurance system puts Ontario drivers first, offers more consumer choice, and promotes fairness and personal responsibility.

Reducing Regulatory Burden in Auto Insurance

The government is seeking to reduce burden in the auto insurance market by conducting a review of how auto insurance rates are regulated. The government will be conducting this review jointly with the Financial Services Regulatory Authority of Ontario, a new independent regulator that is designed to be flexible and responsive to dynamic changes in the marketplace, as well as industry and consumer expectations. The review will examine practices in other jurisdictions and identify opportunities to achieve greater efficiencies and introduce more competition in the system.

SECTION C: RESPECTING CONSUMERS AND FAMILIES

Fostering Auto Insurance Innovation

Recent innovations in the insurance sector require an equally innovative response from the regulator. The government is committed to creating a regulatory framework that allows for a more modern auto insurance sector, including:

•	Electronic communications, and electronic proof of auto insurance;

•	Innovative insurance products, such as usage-based insurance technology; and

•	Full electronic commerce, similar to what is already provided by other financial institutions, including banks and credit unions.

Ensuring Consumer Confidence in Financial Advice

In Ontario today, there is no consistent regulatory oversight of financial planners and advisors. Families risk receiving financial planning and advisory services from individuals who may not be appropriately qualified to help them save for the future. The government will review measures to ensure that families can be confident in their choice of financial planner or advisor, knowing they are dealing with someone who has received appropriate training and is subject to regulatory oversight.

EDUCATION

Consultations for Parents

The Province is currently engaging in public consultations on education reform. The consultations, which began in September, focus on ways to improve Ontario’s education system. Approaches to teaching math, important life skills such as financial literacy, and a new Health and Physical Education curriculum that includes subjects such as mental health, sex-ed and the legalization of cannabis, are being considered. Consultations are conducted across multiple channels, including an online survey and telephone town halls in every region of Ontario.

To ensure that the rights of parents are respected, the Province will also begin drafting a Ministry of Education Parents’ Bill of Rights. Parents are being asked what elements they want to see included in the Parents’ Bill of Rights as part of the provincewide consultation.

College of Teachers’ Reform

The government is proposing to amend the Ontario College of Teachers Act, 1996 and Early Childhood Educators Act, 2007 in order to strengthen disciplinary measures so that any member found guilty of sexual abuse by the College’s Discipline Committee would be subject to the mandatory revocation of their certificate of registration. This change would protect Ontario’s children, ensure that schools and early years and child care settings are safe, and respect the rights of parents.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

FOR THE PEOPLE: SERVICE ANIMALS IN SCHOOLS

An increasing number of students with special education needs are using service animals (typically a dog) to support them in their daily lives. In some cases, families have had their requests to have a dog accompany their child to school denied. Informed by the advocacy of the Member of Provincial Parliament for Kitchener South-Hespeler, Amy Fee, the government is providing clarity for school boards and families around the appropriate use of service animals in schools, while respecting the rights and needs of other students and staff.

Ending Discovery Math

Math test scores among public elementary school students in Ontario have been steadily declining over the past decade. A comparison of student achievement results for the 2008–09 and 2017–18 school years, as published by the Education Quality and Accountability Office (EQAO), shows the percentage of students who met the Provincial standard in mathematics fell from 70 per cent to 61 per cent among third graders, and from 63 per cent to 49 per cent among sixth graders.3

A discovery-based learning environment does not teach students the fundamentals of basic math. Good math skills are critical for students striving to be scientists and engineers. Recognizing the central role that education systems play in developing foundational math skills, the government has directed school boards to focus on the fundamentals in the delivery of the math curriculum. Beginning in 2020, new teachers will have to pass a math content knowledge test to be certified to teach in Ontario.

Numeracy is an essential skill to succeed in school, the workforce and in everyday life. Early math skills are a strong predictor — even more so than reading skills — of later academic achievement and success in the labour market.4

[3]	Education Quality and Accountability Office, “Highlights of the Provincial Results,” (2013).
http://www.eqao.com/en/assessments/results/communication-docs/provincial-report-highlights-elementary-2013.pdf
Education Quality and Accountability Office, “Highlights of the Provincial Results,” (2018).
http://www.eqao.com/en/assessments/results/communication-docs/provincial-report-highlights-mathematics-2018.pdf
[4]	Anna Stokke, What To Do about Canada’s Declining Math Scores, Commentary No. 427, C. D. Howe Institute, (2015).

SECTION C: RESPECTING CONSUMERS AND FAMILIES

Free Speech on Campus

Colleges and universities should be places for open discussion and debate. This is why the government is taking immediate action to protect free speech, and respect the open exchange of ideas and opinions on every Ontario publicly funded university and college campus.

Colleges and universities will have until January 1, 2019 to develop, implement and comply with a free speech policy that meets a minimum standard set by the government and is based on best practices from around the world. The policy will uphold free speech, while discouraging hate speech, discrimination or speech that violates the law on campus.

Starting September 2019, the Higher Education Quality Council of Ontario (HEQCO) will monitor progress. Each institution will be required to prepare an annual report on its progress in complying with its free speech policy, publish it online and submit it to HEQCO. A college or university that does not introduce, report on, or comply with its free speech policy may be subject to a reduction in operating grant funding. Students who contravene free speech policy are subject to existing campus disciplinary measures.

SOCIAL ASSISTANCE

Reforming Social Assistance

Social assistance programs are an important part of Ontario’s social safety net, and the government is committed to helping those who are most vulnerable. Ontario will present a plan to reform social assistance that will improve employment outcomes and cut red tape to help more people break the cycle of poverty, re-enter the workforce and get back on track.

PENSIONS

Cutting Red Tape for Retirees

The government is moving forward with legislative and regulatory changes that, if passed, will facilitate the implementation of variable benefit accounts, allowing retired members of defined contribution pension plans to receive income directly from their plans. The introduction of variable benefit accounts will expand the options available and reduce red tape for retirees with defined contribution pension plans.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

SECURE COMMUNITIES AND SAFER STREETS

People need to feel safe in their homes and communities. The government is taking action to provide police services with the resources they need to enforce the law and protect innocent families from drug, gun and gang-related violence.

Guns and Gangs Initiative

Ontario is committed to continuing to work with its policing partners to combat gun crime and gang violence. The government is investing $25 million in new funding over four years to fight guns and gangs in the City of Toronto. This investment is in addition to the $76 million over four years already being provided to support the Toronto Police Service. This funding would provide additional digital, investigative and analytical resources necessary for fighting drug gangs and criminals. In addition, the government has established an Intensive Firearm Bail Support Team, led by five Crown Attorneys, who are working with police to develop local expertise to ensure that the strongest possible evidence is placed before the court when the Crown is seeking detention for serious firearm charges. This team has been up and running since October 1, 2018. At the same time, another team will focus exclusively on ensuring that those offenders who are out on bail are not violating any terms of their release.

FOR THE PEOPLE: RESPONSE FROM TORONTO POLICE SERVICE

“Premier Ford and his government have listened to our concerns and have invested in the Toronto Police Service, giving us the ability to be surgical with apprehending those who use guns and ensuring the courts have the resources they need to deal with violent criminals.”

Mark Saunders, Chief of Police, Toronto Police Service

SECTION C: RESPECTING CONSUMERS AND FAMILIES

Investing in Community Infrastructure

The government is investing to replace aging facilities with nine new Ontario Provincial Police (OPP) detachments so communities can continue to receive modern, cost effective and high-quality police services that are essential to public safety. All nine detachments will be replaced under one major infrastructure project.

The government will also be taking immediate action to keep the people of Ontario safe and protect communities by replacing the province’s crumbling Public Safety Radio Network, which front-line and emergency responders rely on during emergencies. Replacing this aging system with state-of-the-art technology will provide a critical resource to paramedics, police officers, fire services and other front-line and emergency responders to protect and keep individuals and families safe across Ontario.

Improving Access to Justice

To improve access to justice and promote program efficiency, the government plans to review those adjudicative tribunals and tribunal clusters that are accountable to the Ministry of the Attorney General. This review is part of the government’s plan to ensure that programs are effective, affordable and sustainable.

Illegal Tobacco

The availability of illegal, untaxed tobacco undermines Ontario’s tax system, creates an unfair business advantage, and compromises the health and public safety of Ontario families. EY Canada’s line-by-line review estimates illegal tobacco accounts for $750 million in lost Provincial revenue annually.

That is why the Ministry of Finance will launch a public awareness campaign that informs the public about how to identify illegal tobacco, and the consequences and risks of participating in the illegal market.

The ministry is also undertaking a comprehensive review of tobacco tax regulation and enforcement with a view to reducing the size of the illegal tobacco market through new partnerships with law enforcement and First Nations.

The Contraband Tobacco Enforcement Team within the Ontario Provincial Police, which focuses on links between organized crime and illegal tobacco, has hired additional staff over the summer and will soon have doubled in size. The ministry will also launch a tobacco enforcement grants program to create incentives for local and regional police to take on more investigations into illegal tobacco.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

Sudden and sharp increases to tobacco taxation rates over recent years have played a role in pushing individuals into the illegal market. In an effort to stem this flow, Provincial Tobacco Tax rates will remain at their current levels in 2019.

FOR THE PEOPLE: REDUCING THE ILLEGAL TOBACCO MARKET

The Contraband Tobacco Enforcement Team has been involved in a number of high-profile seizures of illegal tobacco, guns and drugs. Expanding this team will help protect the health and public safety of Ontario families.

HONOURING ONTARIO’S VETERANS

Afghanistan Veterans’ Memorial

Ontario is committed to building a monument within the legislative precinct at Queen’s Park to honour the Canadian veterans who served in the war in Afghanistan. The monument will memorialize those who did not make it home, and symbolize the sacrifices these heroes made to protect our values and freedoms. Completion is expected by fall 2019.

Property Tax Exemption for the Royal Canadian Legion

The Royal Canadian Legion provides important support to veterans and their families in many communities across Ontario.

Currently, most municipalities support their local Legion branch by providing property tax relief. Like these municipalities, the Province recognizes the valuable services that Legions provide to local veterans, their families and the broader community. That is why the government is proposing an amendment to the Assessment Act which would, if passed, create a provincewide property tax exemption for properties occupied by Ontario branches of the Royal Canadian Legion, starting in 2019.

The government is proud of the work that Legions do in making Ontario communities a better place. This long-overdue measure would ensure that all Legion branches in every Ontario community are treated consistently and equitably with respect to property taxes.

SECTION C: RESPECTING CONSUMERS AND FAMILIES

INCREASING CONVENIENCE FOR THE PEOPLE

Putting Money Back in Consumers’ Pockets

To prevent an immediate increase in beer prices, the government is taking action to halt the legislated three cents per litre increase in beer basic tax rates scheduled for November 1, 2018. This tax hike, put in place by the previous government, would have cost consumers an additional 25 cents for a 24-pack. The proposed changes would lock the current basic tax rates for beer at their current levels and leave more money in the pockets of Ontario beer fans.

Going forward, the government will continue to review the tax regime with respect to beverage alcohol as part of its plan to save money for consumers, reduce red tape and put people first.

Earlier this year, the government also brought back buck-a-beer by reducing the minimum price floor for beer to $1.00 per bottle plus deposit. To encourage brewers to lower their prices, the Premier formally launched the “Buck-a-Beer Challenge.” Barley Days Brewery, Cool Beer Brewing Company and President’s Choice all accepted this challenge, and a number of buck-a-beer products were available at the LCBO and the Beer Store. Since this initiative was launched on August 27, 2018, the people of Ontario have purchased more than 50,000 cases and have saved $600,000. Consumers can continue to purchase buck-a-beer products at select LCBO locations and online.

Increasing Choice in the Retail Distribution of Alcohol

Alcohol reform is something long-desired by the people of Ontario. The government is committed to modernizing the rules for the retail and consumption of beverage alcohol in Ontario by acknowledging that the province is mature enough for this change and ready to join other jurisdictions in making life a little more convenient. As part of this commitment, a level playing field will be encouraged by expanding the sale of beer and wine into corner stores, grocery stores and big-box stores based on market demand as opposed to government decree. To inform this plan, a comprehensive review of the beverage alcohol sector will be completed. This review will include opportunities for consumers and businesses to provide input on a range of issues that impact Ontario’s rules around the sale and consumption of beer, cider, wine and spirits.

As an immediate first step in modernizing the sector, the Alcohol and Gaming Commission of Ontario will align the permissible hours of operation for retailers, including the Beer Store, the LCBO and authorized grocery stores, by enabling them to sell beverage alcohol from 9:00 a.m. to 11:00 p.m., seven days a week. This change will improve choice, access and convenience, and will allow consumers to make responsible choices that work best for them.

CHAPTER I: ONTARIO’S PLAN FOR THE PEOPLE

CANNABIS RETAIL IMPLEMENTATION

The federal government legalized recreational cannabis beginning on October 17, 2018. In response, the government of Ontario has been working to develop a robust distribution and private retail system that protects children and youth, keeps roads safe and combats the illegal market.

The government consulted on legislation with municipalities, Indigenous communities, law enforcement agencies, public health advocates, school boards, and business and consumer groups. The main message heard was to ensure that cannabis distribution and retail is tightly controlled.

The message was received loud and clear. That is why the government established the Alcohol and Gaming Commission of Ontario (AGCO) as the regulator for private cannabis retail stores. The government heard from many people, including municipal leaders, who agreed that the AGCO could leverage its existing experience, expertise and infrastructure to effectively regulate cannabis retail stores, and build on its mandate to regulate in the public interest. The AGCO, which has an embedded Ontario Provincial Police unit, would strictly enforce the Provincial rules, including the minimum age of 19 years for those who purchase recreational cannabis and a zero-tolerance approach to any retailer who sells cannabis to a minor. Those who do not follow the rules will face hefty fines and risk losing their retail licence. There will be serious consequences for retailers who break the law.

The Province has also aligned cannabis consumption rules with the restrictions set out in the Smoke-Free Ontario Act, 2017. Under the Act, smoking and vaping cannabis is strictly prohibited near schools, children’s playgrounds, hospitals and child care facilities — among other areas. Any form of recreational cannabis consumption is prohibited in motor vehicles and boats. In addition, municipalities have the ability to toughen the rules to further restrict smoking, including in other outdoor spaces such as parks, through bylaws. Municipalities can establish more restrictive rules for smoking to fit their specific communities and their specific needs. The Province intends to introduce legislation to amend the Municipal Act, 2001 and the City of Toronto Act, 2006 to further clarify municipalities’ authority in this respect.

In order to protect young people and keep Ontario roads and communities safe, the government has made the safe distribution and retail of cannabis its number one concern. The government has taken a balanced approach with tough rules to prevent selling to children and youth, while at the same time allowing the market to develop in order to drive the illegal operators out of business. The government’s decision to move to private retail stores means that it has avoided Ontario Cannabis Store capital expenditures of $1 million per planned store, for savings of nearly $150 million by 2020.

Clearly, cannabis is not a benign substance. Those who choose to consume cannabis should use responsibly, exercise moderation and never consume and drive.

CHAPTER II ECONOMIC OUTLOOK

CHAPTER II: ECONOMIC OUTLOOK

CHAPTER II: ECONOMIC OUTLOOK

INTRODUCTION

Ontario’s economy has struggled over the past 15 years, with its performance slipping compared to the other provinces. Growth has also been uneven across the regions and sectors of the province. Business investment has been weak, and many workers are not fully utilizing their skills in the labour market.

Ontario also faces a number of challenges that have the potential to adversely affect the province’s growth in the short term, and dampen economic prospects and prosperity in the longer term. The business community is finding it hard to compete because of regulatory barriers, a lack of tax competitiveness and the lingering effects of uncertainty related to global trade tensions. As a result, investment has underperformed, limiting labour productivity growth. Workers too often find themselves not suitably trained for today’s job market demands, which hinders income growth and contributes to higher household debt.

As interest rates and the Canadian dollar rise and the pace of U.S. growth slows, there are several risks that could affect Ontario’s economic expansion, including high household debt, volatility in the housing market and evolving global trade discussions.

CHAPTER II: ECONOMIC OUTLOOK

ONTARIO’S RECENT ECONOMIC PERFORMANCE

Ontario’s Lagging Economic Growth Since 2003

Ontario’s economic growth has been lagging behind Canada’s since 2003, when global commodity prices began to rise. Ontario’s real gross domestic product (GDP) has grown faster than that of Canada as a whole just twice since 2003, occurring only when the external economic environment was extremely favourable for the province. This relatively slow growth has resulted in Ontario’s share of Canada’s economy declining from 40.7 per cent in 2003 to 36.5 per cent in 2014. It increased to 38.6 per cent in 2017 mainly due to the adverse impact of lower commodity prices in recent years on the nominal GDP of major resource producing provinces.

Chart 2.1

ONTARIO GROWTH OUTPACED CANADA IN TWO OF THE PAST 15 YEARS

Sources: Statistics Canada and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

Significant Regional Imbalances

Despite a challenging business environment, employment has grown but has not been experienced across all regions in Ontario. Between 2003 and 2017, the Greater Toronto Area (GTA) and Central Ontario (i.e., the area around the GTA) accounted for more than 93 per cent of the 915,100 net jobs created in the province. In contrast, Eastern Ontario and Southwestern Ontario gained 84,400 and 100 net new jobs respectively, while Northern Ontario saw employment decline by 23,600 net jobs.

Average growth in GDP has also varied by region, with annual growth in the GTA of 2.3 per cent between 2003 and 2017 outpacing all other regions, including Central Ontario (+2.0 per cent), Eastern Ontario (+1.5 per cent), Southwestern Ontario (+0.9 per cent), and Northern Ontario (+0.2 per cent).1

Chart 2.2

ONTARIO EMPLOYMENT GROWTH BY REGION, 2003 TO 2017

Source: Statistics Canada and Ontario Ministry of Finance.

[1]	Stokes Economics, “Ontario Regional Economic Outlook September 2018,” and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

Some Sectors Struggling

Growth has varied considerably across sectors since the recession, with the service-producing sector growing faster and creating jobs at a greater pace than goods-producing industries. Since its peak in 2004, employment in Ontario’s manufacturing sector has declined by 337,000 jobs.

Chart 2.3

GDP GROWTH HAS VARIED BY SECTOR, 2003 TO 2017

Note: Based on Provincial and Territorial Economic Accounts (preliminary May 2017).

Sources: Statistics Canada and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

Weak Business Investment

Business investment in Ontario has been lagging, limiting labour productivity growth. Business investment accounted for 8.8 per cent of provincial GDP in 2017, below the long-run average of 10.0 per cent. Since the recession, investment in non-residential structures is the only category of business investment which has exceeded its historical growth rate and is now 34.0 per cent above its pre-recession peak. Machinery and equipment investment has lagged and is now just 0.6 per cent above its pre-recession peak. Business investment in Ontario has been impacted by an increasingly competitive and uncertain global economic environment. The weakness in business investment is limiting the capacity of the economy to grow and create jobs.

Chart 2.4

ONTARIO REAL BUSINESS INVESTMENT

Sources: Statistics Canada and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

Underutilized Skills

The benefits of recent economic growth and prosperity have not been shared among all individuals and households because many workers are unable to fully participate in the labour market. In 2017, about 864,000 workers were underutilized in Ontario. This was down from the recessionary peak of 1.1 million in 2009, but still higher than the pre-recession level of 836,000 in 2008. Over the first 10 months of 2018, there were 31,000 fewer part-time positions in Ontario.

Chart 2.5

UNDERUTILIZED LABOUR IN ONTARIO

Notes: Unemployed are those without work, but are available and looking. Underemployed are those working part-time, but want and are available to work full-time. The waiting group are those expecting recall or reply, or plan to start a job in the future. Discouraged searchers are those who want and are available to work, but stop looking, believing no jobs are available.

Sources: Statistics Canada and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

CHALLENGES

Ontario’s economy faces a number of challenges that can adversely affect growth in the near term, and limit the province’s prospects and prosperity over the longer term. If these trends are left unchecked, Ontario will fail to live up to its economic potential, providing fewer job opportunities and lower incomes for individuals and families, and leaving businesses struggling to compete.

Near-Term Challenges

Weak Investment Limits Capacity for Growth

Ontario’s economy is operating near its full capacity. The industrial capacity utilization rate in Ontario is estimated to have risen to 85.4 per cent in the second quarter of 2018, recovering to pre-recession levels. As the economy operates near the upper bounds of productive capacity, due to previous underinvestment, opportunities for growth are limited.

Chart 2.6

INDUSTRIAL CAPACITY UTILIZATION

Note: Ontario Ministry of Finance Estimate.

Sources: Statistics Canada and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

Continued Trade Uncertainty

Uncertainty may continue to limit business investment and operations as the new United States-Mexico-Canada Agreement (USMCA) on trade proceeds through ratification processes in all three countries, and businesses begin to assess the implications of the agreement for their North American operations. Some of the provisions in the agreement could reduce the opportunities for growth in supply-managed industries.

Additional trade issues, such as existing U.S. tariffs on Canadian steel and aluminum and softwood lumber, could continue to affect those sectors. Recently imposed U.S. tariffs on steel and aluminum, and associated Canadian retaliations are contributing to higher costs for Ontario industries.

High and sustained import tariffs between China and the United States would raise prices around the world, potentially disrupting global supply chains and causing a slowdown in global trade. The detrimental effect on consumer and business confidence and on business investment could reduce global growth, including in Canada and Ontario. However, Ontario may increase its exports to the United States and other partners as a result of the escalating United States-China trade dispute. Higher tariffs on U.S. imports from China may enable Ontario exporters to increase their market share in the United States, as Chinese exports become less competitive.

It is also important that open trade and partnerships exist within Canada. Leveraging interprovincial trade and reducing trade barriers between provinces will enable Ontario to stay competitive and continue to create and protect jobs. See Chapter I, Section B: Making Ontario Open for Business for details.

Uncertainty Related to a Federal Carbon Tax on Businesses

A federal carbon tax will lead to higher fuel prices and increase costs for businesses in Ontario and across the country. This is also creating uncertainty for businesses because the federal government has yet to finalize plans for its output-based pricing system for industrial emissions. The uncertainty and higher costs created by the federal carbon tax will reduce business competitiveness, adversely affecting investment and employment. There is a further risk that the businesses most impacted by the federal carbon tax will move their operations out of the province and into jurisdictions that do not have carbon taxes, negatively impacting the Canadian economy without reducing overall global emissions.

CHAPTER II: ECONOMIC OUTLOOK

U.S. Tax Reform Reduces Canadian Competitiveness

As outlined in Chapter I, Section B: Making Ontario Open for Business, U.S. federal tax reform has changed the competitiveness landscape by reducing corporate income tax rates, temporarily allowing immediate expensing of certain assets and making other changes that favour U.S. domestic investment.

Before the U.S. federal tax reform, Ontario had a substantial tax advantage over the United States as measured by the marginal effective tax rate (METR). The average METR for Ontario was about 45 per cent lower than in the United States. The provincial industries with the largest competitive advantage compared to the United States were communication services and forestry, where METRs were respectively around 53 per cent and 48 per cent lower than in the United States. The manufacturing METR was around 47 per cent lower.

The U.S. federal tax reform greatly reduced or eliminated Ontario’s tax advantage with the magnitude of the loss of competitiveness varying by industry. Currently the average U.S. METR is just below Ontario’s, and the industries now facing the greatest competitiveness challenges are forestry, and transportation and storage, which have METRs that are now respectively 33 per cent and 21 per cent higher than in the United States. The METR for Ontario’s manufacturing industry is now 12 per cent higher than in the United States.

In response to U.S. federal tax reform and other challenges that reduced both Ontario’s and Canada’s competitiveness, Ontario’s Minister of Finance and Minister of Economic Development, Job Creation and Trade sent a letter to the federal government formally asking that it take action to address this imbalance with initiatives such as the immediate expensing of depreciable assets. Ontario is willing to work with the federal government and other provinces on initiatives such as introducing immediate expensing, before there are further impacts on jobs, investment, and growth opportunities in Ontario and Canada. See Chapter I, Section B: Making Ontario Open for Business and Annex: Details of Tax Measures for more information on the government’s plan to support tax competitiveness.

CHAPTER II: ECONOMIC OUTLOOK

Chart 2.7

CORPORATE TAX COMPETITIVENESS

Marginal Effective Tax Rate (METR) (Per Cent)

Sources: Philip Bazel, Jack Mintz and Austin Thompson, “2017 Tax Competitiveness Report: The Calm Before the Storm,” The School of Public Policy, University of Calgary, Research Paper vol. 11:7, February 2018. Philip Bazel and Jack Mintz, “Tax Policy Trends: Canadian Policy Makers Consider Response to U.S. Tax Overhaul,” The School of Public Policy, University of Calgary, October 2018.

CHAPTER II: ECONOMIC OUTLOOK

High Household and Government Debt in a Rising Interest Rate Environment

While household and government spending have supported economic growth since the recession, they have led to elevated levels of debt. Ontario’s household debt-to-income ratio has steadily risen from 156.4 per cent in 2010 to 179.9 per cent in 2017. The government’s net debt-to-GDP ratio, a measure of debt relative to the size of the economy, has also grown over this period. See Chapter IV: Borrowing and Debt Management for details. Low borrowing rates have kept debt servicing costs manageable for both households and government in recent years. However, interest rates have started to rise, putting pressure on households with significant monthly mortgage payments and other loans.

Chart 2.8

ONTARIO HOUSEHOLD DEBT-TO-INCOME RATIO

Source: Statistics Canada.

CHAPTER II: ECONOMIC OUTLOOK

Long-Term Challenges

Demographic Pressures

Demographic change has a significant impact on Ontario’s long-term economic and fiscal outlook. While the provincial population is projected to continue growing at a steady pace, sustained by immigration, the average age will continue to rise. Over the next 15 years, baby boomers will retire. As a result of these large cohorts leaving the provincial workforce, growth in the working-age group (15 to 64) will slow down significantly. A slower growing labour force may restrain future economic growth, unless productivity accelerates.

Population aging, driven by increasing life expectancies and low fertility rates, is projected to accelerate as baby boomers become seniors. Over the next two decades, the number of seniors in the province will nearly double, putting pressure on the government’s capacity to deliver appropriate services and programs to this fast-growing age group. Long-term population growth and aging will also affect government spending, notably on health care and infrastructure, as well as on transfer programs and services for seniors.

Chart 2.9

GROWTH RATE OF WORKING-AGE POPULATION (15 TO 64)

Per Cent

Sources: Statistics Canada for 1971 to 2017 and Ontario Ministry of Finance projections.

CHAPTER II: ECONOMIC OUTLOOK

Labour Productivity Underperformance

Productivity growth is a key driver of increased economic prosperity and enhanced living standards. Over the past decade, Ontario’s business sector labour productivity2 growth has slowed significantly from an annual average rate of 1.4 per cent over 1998 to 2007 to 0.8 per cent in 2008 to 2017.

Over the coming years, as the growth of Ontario’s labour force slows due to population aging, productivity growth will need to strengthen further to ensure future advances in prosperity. Ontario’s open-for-business approach will help build confidence and support private-sector investment opportunities that will raise productivity growth in the future.

Regulatory Barriers Inhibit Firm Growth

Excessive government regulations create burdensome administrative cost for businesses and impede the investment and entrepreneurship that is critical for firms to grow. Regulatory barriers can also prevent people from starting businesses, and discourage existing companies when making decisions on new locations to expand their operations. According to the survey of businesses conducted by the Canadian Federation of Independent Business in 2017, about three-fifths of small business owners in Canada felt that excessive government regulations discouraged them from growing their business, and over two-thirds of owners stated that excessive government regulations significantly reduce productivity in their business. According to the same survey, Ontario’s total cost of regulations in 2017 was the highest among the provinces, followed by Quebec’s and British Columbia’s. Reducing regulatory burden through regulatory reform has been found to increase GDP, enabling employers to respond quicker to changing economic conditions. See Chapter I, Section B: Making Ontario Open for Business for more details on the government’s plan to address the regulatory burden.

2 Labour productivity is defined as real output per hour worked.

CHAPTER II: ECONOMIC OUTLOOK

Declining Research and Development Performance

Business expenditures on research and development (R&D) declined in real terms by 17 per cent in Ontario between 2005 and 2016. The province’s intensity of business expenditures on R&D, expressed as a percentage of GDP, has also generally been trending downwards since its peak at 1.7 per cent in 2001. Between 2012 and 2016, it averaged 1.1 per cent. A drop in R&D spending suggests that companies in the province could be falling behind competitors elsewhere and may be losing their ability to compete in the introduction of innovative products to the global market. In contrast, business R&D intensity in the United States averaged 1.9 per cent between 2012 and 2016, and edged up by 0.1 percentage point over this period.

Chart 2.10

ONTARIO BUSINESS R&D INTENSITY

Note: Business expenditures on R&D (BERD) are expressed as a share of GDP.

Sources: Statistics Canada, National Science Foundation and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

OUTLOOK

Ontario’s economy is expected to grow over the 2018 to 2021 period, with rising employment, higher incomes, improved business investment and gains in exports. A summary of Ontario’s economic outlook is presented in Table 2.1.

Table 2.1 SUMMARY OF ONTARIO’S ECONOMIC OUTLOOK (Per Cent)

	2015	2016	2017	2018p	2019p	2020p	2021p

Real GDP Growth	2.5	2.3	2.8	2.0	1.8	1.7	1.5

Nominal GDP Growth	4.6	4.4	4.1	3.8	3.8	3.5	3.2

Employment Growth	0.7	1.1	1.8	1.5	1.2	1.0	0.8

CPI Inflation	1.2	1.8	1.7	2.5	2.1	2.0	1.6
p = Ontario Ministry of Finance planning projection based on information up to October 22, 2018. Sources: Statistics Canada and Ontario Ministry of Finance.

Private-Sector Forecasts

The Ministry of Finance regularly consults with private-sector economists and continually tracks their forecasts to inform the government’s planning assumptions. Private-sector economists are projecting continued growth for Ontario over the forecast horizon. On average, they are calling for real GDP growth of 2.1 per cent in 2018, 1.9 per cent in 2019, 1.8 per cent in 2020, and 1.6 per cent in 2021. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are slightly below the average of private-sector forecasts.

CHAPTER II: ECONOMIC OUTLOOK

Table 2.2 PRIVATE-SECTOR FORECASTS FOR ONTARIO REAL GDP GROWTH (Per Cent)

	2018	2019	2020	2021
BMO Capital Markets (October)	2.2	1.8	–	–
Central 1 Credit Union (October)	2.2	1.8	1.7	1.8
CIBC World Markets (October)	2.1	1.8	1.3	–
The Conference Board of Canada (July)	1.8	1.9	2.3	2.0
Desjardins Group (September)	2.1	1.9	1.5	0.3
Laurentian Bank Securities (September)	1.9	1.7	1.8	–
National Bank of Canada (October)	2.0	1.8	1.6	–
RBC Financial Group (September)	2.0	1.9	–	–
Scotiabank Group (October)	2.1	2.1	1.6	–
Stokes Economics (July)	1.9	1.9	2.0	1.8
TD Bank Financial Group (September)	2.2	2.2	1.7	–
University of Toronto (October)	2.2	1.9	2.1	2.2
Private-Sector Survey Average	2.1	1.9	1.8	1.6
Ontario’s Planning Assumption	2.0	1.8	1.7	1.5
Source: Ontario Ministry of Finance Survey of Forecasters (October 22, 2018).

Global Economic Context

Developments in the global economic environment have a strong influence on the pace of economic activity in Ontario. Forecasts for key external factors are summarized in Table 2.3. These are used as the basis for the Ministry of Finance’s forecast for economic growth in the province.

Table 2.3 OUTLOOK FOR EXTERNAL FACTORS

	2015	2016	2017	2018p	2019p	2020p	2021p

World Real GDP Growth (Per Cent)	3.5	3.3	3.7	3.7	3.7	3.7	3.6

U.S. Real GDP Growth (Per Cent)	2.9	1.6	2.2	2.9	2.6	1.8	1.8

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	49	43	51	68	69	68	66

Canadian Dollar (Cents US)	78.2	75.5	77.0	77.6	78.0	78.8	79.4

Three-Month Treasury Bill Rate[1] (Per Cent)	0.5	0.5	0.7	1.4	2.1	2.5	2.6

10-Year Government Bond Rate[1] (Per Cent)	1.5	1.3	1.8	2.3	2.8	3.3	3.4

  p = Ontario Ministry of Finance planning projection based on external sources.

  [1]  Government of Canada interest rates.

Sources: IMF World Economic Outlook (October 2018), United States Bureau of Economic Analysis, “Blue Chip Economic Indicators” (October 2018), U.S. Energy Information Administration, Bank of Canada, Ontario Ministry of Finance Survey of Forecasters (October 22, 2018) and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

Global economic growth is expected to be strong in 2018, driven largely by a strengthening U.S. economy. According to the International Monetary Fund (IMF), global real GDP is expected to rise by 3.7 per cent annually during 2018 to 2020, followed by a 3.6 per cent increase in 2021.

Private-sector forecasters project U.S. real GDP to rise by 2.9 per cent in 2018 and 2.6 per cent in 2019, supported by tax cuts and infrastructure spending. As this fiscal stimulus fades, real GDP is expected to rise by 1.8 per cent in both 2020 and 2021. U.S. auto sales are expected to moderate, but remain at a healthy level, supporting Ontario exporters.

Chart 2.11

WORLD AND U.S. GDP GROWTH

p = Ontario Ministry of Finance planning projection.

Sources: IMF World Economic Outlook (October 2018), United States Bureau of Economic Analysis and “Blue Chip Economic Indicators” (October 2018).

At the same time, a number of developments have contributed to a more negative global backdrop. Escalating trade disputes between the United States and its trade partners have elevated global uncertainty, which is impacting investment decisions. These tensions have caused prices of some producer and consumer goods to rise. Recent trade issues between the United States and China are adding to uncertainty and could disrupt trade patterns, affecting global economic growth.

CHAPTER II: ECONOMIC OUTLOOK

Interest rates in both Canada and the United States have increased over the past year. Responding to modestly higher inflation and tighter labour markets, the U.S. Federal Reserve has increased policy rates by 2.0 percentage points since December 2015. The Bank of Canada has increased rates by 1.25 percentage points over the same period. Stronger economic growth and ongoing government borrowing in the United States have contributed to rising longer term interest rates. Near-term interest rates have risen more quickly than longer term rates recently. Should this continue and short-term rates exceed long-term rates, it potentially signals a slower pace of economic activity, based on past experience.

Chart 2.12

INTEREST RATES RISING BUT STILL LOW

Source: Bank of Canada.

Private-sector forecasters expect interest rates to rise modestly over the forecast period. The three-month Government of Canada T-bill interest rate is projected to rise from 1.4 per cent in 2018 to 2.6 per cent in 2021. Recently, the Bank of Canada signalled their policy interest rate will need to rise from the current rate of 1.75 per cent to a neutral stance, which is estimated to be between 2.5 per cent and 3.5 per cent. Long-term interest rates are expected to rise from 2.3 per cent in 2018 to 3.4 per cent in 2021.

CHAPTER II: ECONOMIC OUTLOOK

Oil prices have risen markedly over the past year with West Texas Intermediate prices increasing by 40 per cent from $50 US per barrel in September 2017 to $70 US in September 2018. Solid growth in global demand alongside concerns about international supply disruptions, such as the reimposition of U.S. sanctions on Iran and collapsing Venezuelan oil production, have contributed to the rise in oil prices. The price environment is expected to support continued robust growth in U.S. oil production. Solid gains in North American oil supply are expected to keep pace with demand and limit price increases over the projection period.

The Canada-U.S. exchange rate has declined moderately so far in 2018, and the outlook is for modest increases in the Canadian currency. The Canadian dollar is expected to average 77.6 cents US in 2018 and rise gradually to 79.4 cents US in 2021.

CHAPTER II: ECONOMIC OUTLOOK

Moderate Real GDP Growth Projected

The Ministry of Finance is projecting steady, moderate growth in Ontario’s economy. Real GDP is forecast to rise by 2.0 per cent in 2018, 1.8 per cent in 2019, 1.7 per cent in 2020, and 1.5 per cent in 2021. Growth is expected to be more modest over the next four years due to limited economic capacity, higher interest rates and slowing U.S. growth.

Chart 2.13

GROWTH PROJECTED TO MODERATE

Real GDP Growth

(Per Cent)

p = Ontario Ministry of Finance planning projection.

Sources: Statistics Canada and Ontario Ministry of Finance.

Growth in consumer spending is expected to remain supportive but moderate given elevated household debt loads. As interest rates rise, growth in household consumption is projected to slow to an average 1.9 per cent between 2018 and 2021. Consumer spending is also expected to shift away from interest rate sensitive items, such as motor vehicles, and towards non-durables and services. Over the next four years, a tight labour market, rising wages and government policies to reduce the cost of living will support increases in disposable incomes, allowing households to improve their overall financial positions.

CHAPTER II: ECONOMIC OUTLOOK

Residential investment is projected to decline during the 2018 to 2019 period before recording modest gains over the outer years of the forecast. As highlighted in Chapter I, Section C: Respecting Consumers and Families, there is evidence housing construction has fallen short of meeting underlying demand. Supporting stronger residential construction would help individuals and households, benefiting overall economic growth. The recent stabilization and improvement in the resale housing market is expected to continue, tempered by rising mortgage rates.

Business investment is projected to grow, supported by Ontario’s open-for-business policies and an economy operating close to full potential. Also, the resolution of United States, Mexico and Canada trade negotiations may provide a greater degree of certainty and help lift business confidence and investment over the medium term. Non-residential business investment is expected to grow by 6.2 per cent in 2018 and average 4.3 per cent annually during 2019 to 2021. Investment in machinery and equipment is expected to increase 8.2 per cent in 2018 and by an average annual rate of 3.9 per cent in the 2019 to 2021 period.

Chart 2.14

STRONG BUSINESS INVESTMENT GROWTH PROJECTED

Real Business Investment Growth

(Per Cent)

p = Ontario Ministry of Finance planning projection.

Note: Business investment includes non residential construction, machinery and equipment and intellectual property products.

Sources: Statistics Canada and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

Ontario’s economy is highly export-oriented, with important trade linkages to other provinces and countries, which provide opportunities for businesses and support jobs for the people. The recently announced USMCA on trade will support growth in Ontario exports which are expected to average 1.9 per cent annually in the 2019 to 2021 period, after growing by 1.0 per cent in 2018. The large majority of Ontario’s international exports are goods products. Ontario’s most important international trading partner, the United States is the destination for 80 per cent of all international goods exports. Maintaining a close, productive trading relationship with the United States will help support Ontario’s exporters and boost economic growth.

Chart 2.15

UNITED STATES IS ONTARIO’S LARGEST TRADE PARTNER, 2017

Ontario International Merchandise Exports

(Per Cent of Total)

Sources: Statistics Canada and Ontario Ministry of Finance.

The government is concerned about the impacts of U.S. steel and aluminum tariffs and the USMCA on Ontario’s steel, aluminum and supply-managed sectors. U.S. tariffs on steel and aluminum products have been impacting Ontario’s businesses and workers by increasing costs to industry on both sides of the border. The Province has called on the federal government to support the families and workers whose livelihoods are now at risk. See Chapter I, Section B: Making Ontario Open for Business for more details.

CHAPTER II: ECONOMIC OUTLOOK

Labour Market

The Ministry of Finance is projecting continued growth in employment which will help keep the unemployment rate low. Employment is forecast to rise by 1.5 per cent in 2018 and average 1.0 per cent annually during 2019 to 2021. The average annual unemployment rate is expected to be 5.6 per cent in 2018 and then remain at 5.5 per cent from 2019 to 2021. Historically, lower unemployment rates have been accompanied by stronger wage growth. Wages and salaries are expected to remain relatively healthy over the forecast, rising 4.8 per cent in 2018 and by an average 4.0 per cent annually over the 2019 to 2021 period.

Prices

The Ministry of Finance is projecting Consumer Price Index (CPI) inflation to be 2.5 per cent in 2018 before moderating to 2.1 per cent in 2019 and averaging 1.8 per cent annually in 2020 and 2021. Over 2014 to 2017, Ontario CPI inflation averaged 1.8 per cent annually, faster than the average CPI inflation rate of 1.4 per cent annually across the rest of Canada. High home prices and related housing expenses have played a role in elevating the cost of living in Ontario. CPI inflation for owned accommodation averaged 2.8 per cent annually from 2014 to 2017, double the comparable inflation rate in the rest of Canada.

CHAPTER II: ECONOMIC OUTLOOK

After rising by 9.7 per cent in 2017, Ontario resale house prices are expected to decline by 3.1 per cent in 2018. This decline largely reflects weakness earlier in the year in sales of higher priced, detached homes in the Greater Toronto Area, as well as a softer sales environment due to rising mortgage rates and changes to federal mortgage regulations. As the housing market adjusts, resale home prices are projected to rebound by 1.4 per cent in 2019, 2.0 per cent in 2020 and 3.6 per cent in 2021.

Chart 2.16

HOUSING COSTS ELEVATED ONTARIO CPI INFLATION

Average Annual CPI Inflation, 2014 to 2017

(Per Cent)

Sources: Statistics Canada and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

RISKS TO ONTARIO’S ECONOMIC OUTLOOK

Rising U.S. protectionism and related uncertainty around global trade likely had an impact on the Ontario economy in 2018, negatively affecting exports and investment. The recently announced USMCA on trade will lessen uncertainty in Ontario and potentially boost economic growth by prompting higher business investment and exports. Business investment growth may be reinforced by an economy nearing capacity and strong U.S. growth, prompting firms to expand spending on structures and machinery and equipment.

Interest rates rising faster than expected could have a significant negative impact on household and government spending, given historically high levels of debt. The Bank of Canada recently noted that consumption levels are currently more sensitive to interest rate increases than in the past due to elevated debt levels. Higher interest rates will raise debt service burdens which could cause reduced spending.

Housing affordability continues to pose a challenge, though declines in house prices alongside continued gains in household income this year have helped to moderate risks. Recent volatility in Ontario’s housing market could resume, posing further risks to the economic outlook.

Table 2.4 provides current estimates of the impact of sustained changes in key external factors on the growth of Ontario’s real GDP, assuming other external factors are unchanged. The relatively wide range of the estimated impacts reflects uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.4

IMPACTS OF SUSTAINED CHANGES IN KEY EXTERNAL FACTORS ON

ONTARIO’S REAL GDP GROWTH

(Percentage Point Change)
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.7	+0.2 to +0.8
Crude Oil Prices Decrease by $10 US per Barrel	+0.1 to +0.3	+0.1 to +0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7
Canadian Interest Rates Increase by One Percentage Point	(0.1) to (0.5)	(0.2) to (0.6)

Source: Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

DETAILS OF THE ONTARIO ECONOMIC OUTLOOK

Table 2.5 provides details of the Ministry of Finance’s economic outlook for the 2018 to 2021 period.

Table 2.5 THE ONTARIO ECONOMY, 2016 TO 2021 (Per Cent Change)
	Actual		Projection
	2016	2017	2018	2019	2020	2021
Real Gross Domestic Product	2.3	2.8	2.0	1.8	1.7	1.5
Household Consumption	2.7	3.9	2.1	1.9	1.9	1.9
Residential Construction	7.5	1.0	(4.0)	(0.3)	1.6	0.5
Non-Residential Construction	(7.9)	1.7	6.2	4.5	5.0	3.5
Machinery and Equipment	(4.2)	7.9	8.2	3.5	4.5	3.7
Exports	2.7	1.8	1.0	2.1	2.1	1.7
Imports	1.3	5.1	1.7	1.9	2.0	2.0
Nominal Gross Domestic Product	4.4	4.1	3.8	3.8	3.5	3.2
Primary Household Income	1.5	4.7	4.4	3.7	3.9	3.8
Compensation of Employees	1.8	4.7	4.8	4.0	4.1	3.9
Net Operating Surplus — Corporations	15.8	1.8	0.6	3.4	3.0	4.7
Other Economic Indicators
Retail Sales	6.9	7.7	4.0	3.8	4.0	3.1
Housing Starts (000s)	75.0	79.1	75.0	71.1	72.0	71.4
Home Resales	8.7	(9.8)	(11.5)	14.3	4.3	4.6
Home Resale Prices	15.4	9.7	(3.1)	1.4	2.0	3.6
Consumer Price Index	1.8	1.7	2.5	2.1	2.0	1.6
Employment	1.1	1.8	1.5	1.2	1.0	0.8
Job Creation (000s)	76	128	107	87	72	58
Unemployment Rate (Per Cent)	6.5	6.0	5.6	5.5	5.5	5.5
Key External Variables
U.S. Real Gross Domestic Product	1.6	2.2	2.9	2.6	1.8	1.8
WTI Crude Oil ($ US per Barrel)	43	51	68	69	68	66
Canadian Dollar (Cents US)	75.5	77.0	77.6	78.0	78.8	79.4
Three-Month Treasury Bill Rate[1]	0.5	0.7	1.4	2.1	2.5	2.6
10-Year Government Bond Rate[1]	1.3	1.8	2.3	2.8	3.3	3.4
[1]	Government of Canada interest rates (per cent).

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association,

Bank of Canada, United States Bureau of Economic Analysis, “Blue Chip Economic Indicators” (October 2018), U.S. Energy Information

Administration and Ontario Ministry of Finance.

CHAPTER II: ECONOMIC OUTLOOK

Comparison to the 2018 Budget

Based on updates to private-sector forecasts, the Ministry of Finance’s planning assumption for Ontario real GDP growth is 2.0 per cent in 2018, down from 2.2 per cent projected at the time of the 2018 Budget. The change in outlook reflects relatively slow growth in the first quarter of 2018 and the uncertainty related to global trade arrangements. In addition, the outlook over the 2019 to 2021 period has moved slightly lower compared to the projections in the 2018 Budget.

Key changes since the 2018 Budget include:

•	Lower real GDP growth in 2018 with slightly lower average growth over the outlook period;

•	Lower nominal GDP growth over the outlook period, notably in 2020 and 2021, to incorporate new private-sector forecast information; and

•	Modestly lower Canadian dollar and interest rates over the outlook period.

CHAPTER II: ECONOMIC OUTLOOK

Table 2.6 CHANGES IN ONTARIO MINISTRY OF FINANCE KEY ECONOMIC FORECAST ASSUMPTIONS: 2018 BUDGET COMPARED WITH 2018 ONTARIO ECONOMIC OUTLOOK AND FISCAL REVIEW (FES) (Per Cent Change)
	2018p		2019p		2020p		2021p
	2018 Budget	2018 FES	2018 Budget	2018 FES	2018 Budget	2018 FES	2018 Budget	2018 FES
Real Gross Domestic Product	2.2	2.0	1.8	1.8	1.9	1.7	1.7	1.5
Nominal Gross Domestic Product	4.1	3.8	3.9	3.8	4.0	3.5	3.9	3.2
Retail Sales	4.3	4.0	3.8	3.8	3.9	4.0	3.3	3.1
Housing Starts (000s)	72.4	75.0	69.5	71.1	71.7	72.0	71.5	71.4
Primary Household Income	5.3	4.4	4.3	3.7	4.0	3.9	4.1	3.8
Compensation of Employees	5.9	4.8	4.5	4.0	4.2	4.1	4.2	3.9
Net Operating Surplus — Corporations	1.5	0.6	3.5	3.4	2.8	3.0	4.1	4.7
Employment	1.7	1.5	1.1	1.2	0.9	1.0	0.8	0.8
Job Creation (000s)	121	107	77	87	62	72	60	58
Consumer Price Index	2.2	2.5	2.2	2.1	2.1	2.0	1.9	1.6
Key External Variables
U.S. Real Gross Domestic Product	2.8	2.9	2.4	2.6	2.1	1.8	2.0	1.8
WTI Crude Oil ($ US per Barrel)	59	68	59	69	59	68	60	66
Canadian Dollar (Cents US)	80.1	77.6	80.9	78.0	81.2	78.8	81.2	79.4
Three-Month Treasury Bill Rate[1] (Per Cent)	1.4	1.4	2.2	2.1	2.7	2.5	2.7	2.6
10-Year Government Bond Rate[1] (Per Cent)	2.4	2.3	3.0	2.8	3.5	3.3	3.5	3.4

p = Ontario Ministry of Finance planning projection.

1   Government of Canada interest rates.

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Energy Information Administration, United States Bureau of Economic Analysis, “Blue Chip Economic Indicators” (October 2018) and Ontario Ministry of Finance.

CHAPTER III ONTARIO’S FISCAL PLAN AND OUTLOOK

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

INTRODUCTION

The government is committed to restoring trust, transparency and accountability in Ontario’s finances. To this end, the government has accepted the recommendations of the Independent Financial Commission of Inquiry (Commission) and undertaken a number of targeted tax and efficiency measures to enhance economic growth and ensure value for every tax dollar spent. The Government for the People is demonstrating that these actions are achieving results with a lower projected deficit than the baseline provided by the Commission. Improving the Province’s fiscal health is paramount, which means returning the budget to balance on a modest, reasonable and pragmatic timetable.

CURRENT FISCAL OUTLOOK

On July 17, 2018, the government took action to restore the public’s confidence in Ontario’s books by establishing the Independent Financial Commission of Inquiry to look into the Province’s past spending and accounting practices.

The Commission’s report provided the government with a revised 2018–19 fiscal outlook compared to the 2018 Budget. The report states that, instead of the $6.7 billion deficit projected in the 2018 Budget, the Province’s revised baseline deficit is $15 billion.

Actions undertaken by the government to find efficiencies and reduce spending have resulted in $3.2 billion in program expense savings relative to the Commission’s outlook. Savings of $2.7 billion for taxpayers, largely due to eliminating planned tax increases and cancelling the cap-and-trade carbon tax, have been reflected in the revenue outlook. Taken together, these changes result in a projected deficit of $14.5 billion, a $0.5 billion improvement to the Commission’s baseline deficit forecast.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

Table 3.1 FISCAL SUMMARY ($ Billions)
	Actual 2017–18	Commission Revised Baseline 2018–19	Change	Current Outlook 2018–19
Revenue	150.6	150.9	(2.7)	148.2
Expense
Programs	142.4	152.4	(3.2)	149.2
Interest on Debt	11.9	12.5	–	12.5
Total Expense	154.3	164.9	(3.2)	161.8
Surplus/(Deficit) Before Reserve	(3.7)	(14.0)	0.5	(13.5)
Reserve	–	1.0	–	1.0
Surplus/(Deficit)	(3.7)	(15.0)	0.5	(14.5)
Net Debt as a Per Cent of GDP	39.2	40.8		40.5
Accumulated Deficit as a Per Cent of GDP	25.3	N.A.		26.1

Notes: Numbers may not add due to rounding. To ensure consistency and comparability of numbers between the current outlook, the Commission’s baseline forecast and prior year results, the Commission’s Net Debt as a Per Cent of GDP estimate has been revised from 40.5 per cent after updating GDP with the most recent numbers from Statistics Canada’s Provincial and Territorial Economic Accounts, 2017.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

INDEPENDENT FINANCIAL COMMISSION OF INQUIRY INTO ONTARIO’S FINANCES

In order to restore trust and accountability in the Province’s finances, one of the first actions of this government was to establish the Independent Financial Commission of Inquiry to look into past financial practices, specifically accounting practices, and to provide advice on the Province’s budgetary position for 2018–19 as compared to the fiscal position presented in the 2018 Budget.

The Commission’s report, released publicly in September 2018, reaffirms the position of the Auditor General of Ontario that the previous government’s 2018 Budget numbers were “not a reasonable presentation of Ontario’s finances.”1 The Commission concluded that the government inherited a deficit of $15.0 billion for 2018–19, $8.3 billion higher than the outlook presented in the 2018 Budget.

Table 3.2 provides a breakdown of the Commission’s adjustments to the 2018 Budget plan for 2018–19. For additional details on the Commission’s recommendations please see https://www.fin.gov.on.ca/en/report/ifci-2018.pdf.

Table 3.2

INDEPENDENT FINANCIAL COMMISSION OF INQUIRY’S ADJUSTMENTS TO THE 2018 BUDGET SURPLUS/(DEFICIT) PROJECTION FOR 2018–19

($ Billions)

2018–19
Surplus/(Deficit) from the 2018 Budget	(6.7)
Proposed Revisions to the Revenue Outlook
Revise economic growth forecast	(0.4)
Revise impact of housing market	(0.4)
Revise impact of minimum wage increase	(0.1)
Revise impact of U.S. tax reform	(0.8)
Reflect updated 2017 tax assessment information	0.2
Projected Revenue Shortfall Relative to the 2018 Budget	(1.5)
Proposed Revisions to the Expense Outlook
Provisionally adopt Auditor General’s accounting treatment of pension expenses	2.7
Adopt Auditor General’s accounting treatment of global adjustment refinancing	2.4
Reverse year-end savings and program review savings targets	1.4
Projected Expense Increase Relative to the 2018 Budget	6.4
Revision to reserve relative to the 2018 Budget	0.3
Impact on 2018 Budget Surplus/(Deficit)	(8.3)
2018–19 Surplus/(Deficit) as identified by the Commission	(15.0)
Note: Numbers may not add due to rounding. Source: Details reproduced from the Report of the Independent Financial Commission of Inquiry released September 21, 2018.

[1]

Office of the Auditor General of Ontario, “Review of the 2018 Pre-Election Report on Ontario’s Finances,” (2018), http://www.auditor.on.ca/en/content/specialreports/specialreports/2018Pre-Election_en.pdf

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

2018–19 IN-YEAR REVENUE CHANGES

In addition to the $1.5 billion in revenue changes recommended by the Commission, the revenue outlook also reflects decisions and actions undertaken by this government. As a result, revenue is now projected to be $2.7 billion lower in
2018–19 than the Commission’s forecast.

  Table 3.3

  2018–19 IN-YEAR REVENUE CHANGES1

($ Millions)
2018–19
Not Proceeding With 2018 Budget and Prior Planned Tax Increases	(308)
Cancelling Cap-and-Trade Carbon Tax	(1,507)
Low-Income Individuals and Families Tax (LIFT) Credit	(125)
Ontario Power Generation Inc./Hydro One Ltd.	(59)
Cannabis Implementation	(3)
Other Changes	(689)
Total In-Year Revenue Changes	(2,691)

[1]	Changes shown are in addition to those recommended by the Commission.
Note: Numbers	may not add due to rounding.

A number of tax changes planned by the previous government are being cancelled, benefiting taxpayers and reducing the 2018–19 revenue forecast by $308 million, including not proceeding with:

•	Adjustments to rates, brackets, surtax and credits for Ontario Personal Income Tax;

•	Phasing out the Small Business Limit;

•	Ontario Research and Development Tax Credit enhancements;

•	Targeting the Employer Health Tax exemption; and

•	Increasing the beer basic tax rate on November 1, 2018.

The government’s decision to cancel the cap-and-trade carbon tax results in a reduction in revenues of $1,507 million in
2018–19.

The Low-income Individuals and Families Tax (LIFT) Credit announced in this document reduces the 2018–19 revenue forecast by $125 million related to the impact on revenues during the January 1, 2019 to March 31, 2019 period. See the Annex: Details of Tax Measures for more information.

The Province’s projected combined revenue from Ontario Power Generation Inc. and Hydro One Limited has been reduced based on their current updated outlook.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

Revised federal timelines and changes in implementing legalized cannabis sales have resulted in a net reduction of $3 million in revenues related to cannabis. This is due to lower projected revenues from the Provincial share of the federal excise duty by $18 million. This is partially offset by avoiding $15 million in net costs primarily related to construction of retail storefronts by the Ontario Cannabis Store.

Other changes include an updated estimate of the impact of past budget tax measures, freezing driver’s license fees and a provision built into the fiscal plan for tax measures to strengthen Ontario’s economy. This could include options for paralleling a potential federal government response to Ontario’s written request to accelerate capital cost depreciation of new depreciable assets to address the competitiveness challenges posed by U.S. tax reform.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

2018–19 IN-YEAR EXPENSE CHANGES

In addition to the $6.4 billion in expense changes recommended by the Commission, the program spending outlook also reflects savings of $3.2 billion, reflecting decisions and actions undertaken by the government to put in place immediate spending controls and return the Province to a more fiscally sustainable path. As a result, spending is now projected to be $3.2 billion, or about two per cent lower, in 2018–19 than the Commission’s baseline forecast.

Table 3.4 2018–19 IN-YEAR EXPENSE CHANGES[1] ($ Millions)
2018–19
Savings from Expenditure Management Restrictions and Updated Forecasts	(1,146.7)

The government is actively reviewing all spending to ensure government expenditures are delivering the best value for the people of Ontario. Savings have been found in the following areas:

1. Restrictions on ministry discretionary spending, including government restrictions on travel, meal and hospitality spending and a hiring freeze that excludes essential front-line services.

2. Updated forecasts for programs, including employment and training programs, electricity price mitigation and social assistance.

Savings from Ongoing Review of Programs	(1,835.6)

The government has undertaken a comprehensive review of investments from the 2018 Budget and has taken steps to reduce expenditures. Savings include: not proceeding with previously planned spending related to Cap-and-Trade Carbon Tax proceeds and budget measures such as reform of OHIP+, regional infrastructure projects and other expenditure programs that did not provide value for money.

In-Year Approvals	302.6

The government has made targeted investments for communities and families in the following areas:

1. Investing in more than 1,100 hospital and community beds and spaces as an immediate measure to help communities reduce the strain on the health care system in advance of the flu season.

2. Providing new tools and resources for police to protect the people of Ontario from drug, gun and gang-related violence.

3. Protecting the Muskoka Watershed.

4. Additional resources to fight forest fires across the province.

Other Changes, Including Changes to the Contingency Fund and Offsets for In-Year Approvals	(484.8)
Interest on Debt Change	–
Net In-Year Expense Changes	(3,164.6)

[1]	Changes shown are in addition to those recommended by the Commission.
Note: Numbers	may not add due to rounding.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

FISCAL PRUDENCE

The Fiscal Transparency and Accountability Act, 2004 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the current outlook against unforeseen adverse changes in the Province’s revenue and expense. As recommended by the Independent Financial Commission of Inquiry, the reserve is set at $1.0 billion, consistent with its historical level.

The current outlook also maintains contingency funds to safeguard essential services. The Commission has stated in its report, that the contingency fund which was set significantly higher in 2018–19 than in the preceding eight years, is likely sufficient to cover expense risks for the remainder of the 2018–19 fiscal year.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

 DETAILS OF ONTARIO’S FINANCES

Table 3.5

REVENUE

($ Millions)

	2015–16	2016–17	Actual 2017–18	Current Outlook 2018–19
Taxation Revenue
Personal Income Tax	31,141	30,671	32,900	34,946
Sales Tax[1]	23,455	24,750	25,925	26,727
Corporations Tax	11,428	14,872	15,612	13,766
Education Property Tax[2]	5,839	5,868	5,883	6,076
Employer Health Tax	5,649	5,908	6,205	6,494
Ontario Health Premium	3,453	3,575	3,672	3,870
Gasoline Tax	2,459	2,626	2,701	2,699
Land Transfer Tax	2,118	2,728	3,174	2,710
Tobacco Tax	1,226	1,230	1,244	1,250
Fuel Tax	751	742	760	784
Beer, Wine and Spirits Taxes	582	589	601	630
Ontario Portion of the Federal Cannabis Excise Duty	–	–	–	17
Electricity Payments in Lieu of Taxes	3,247	334	494	369
Other Taxes	470	453	552	563
	91,818	94,346	99,723	100,901
Government of Canada
Canada Health Transfer	13,089	13,910	14,359	14,934
Canada Social Transfer	4,984	5,146	5,314	5,486
Equalization	2,363	2,304	1,424	963
Infrastructure Programs	146	732	1,065	1,703
Labour Market Programs	927	965	969	998
Social Housing Agreement	455	441	419	386
Other Federal Payments	893	761	996	1,235
Direct Transfers to Broader Public-Sector Organizations	284	285	314	301
	23,141	24,544	24,860	26,006
Income from Government Business Enterprises
Ontario Lottery and Gaming Corporation	2,234	2,358	2,487	2,245
Liquor Control Board of Ontario	1,956	2,349	2,207	2,234
Ontario Cannabis Store	–	–	(6)	(25)
Ontario Power Generation Inc./Hydro One Ltd.[3]	719	860	1,464	794
	4,909	5,567	6,152	5,248
continued...

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

Table 3.5

REVENUE (CONTINUED)

($ Millions)

	2015–16	2016–17	Actual 2017–18	Current Outlook 2018–19
Other Non-Tax Revenue
Reimbursements	991	988	1,000	995
Vehicle and Driver Registration Fees	1,565	1,727	1,912	2,001
Electricity Debt Retirement Charge	859	621	593	–
Power Supply Contract Recoveries	875	838	185	183
Sales and Rentals	2,102	1,999	2,426	1,409
Carbon Allowance Proceeds	–	–	2,401	472
Other Fees and Licences	964	974	1,029	1,006
Net Reduction of Power Purchase Contracts	172	129	74	41
Royalties	274	272	290	295
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	7,493	7,957	8,309	8,552
Miscellaneous Other Non-Tax Revenue	985	772	1,640	1,122
	16,280	16,277	19,859	16,076
Total Revenue	136,148	140,734	150,594	148,231
[1]	Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
[2]	Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
[3]

Includes income from Brampton Distribution Holdco Inc. for 2015–16 to 2016–17 from its interest in Hydro One Brampton Networks Inc. On February 28, 2017, the Province sold its entire interest in Hydro One Brampton Networks Inc. and it is no longer included as a Government Business Enterprise.

  Note: Numbers may not add due to rounding.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

Table 3.6

TOTAL EXPENSE1

($ Millions)

Ministry Expense	2015–16	2016–17	Actual 2017–18	Current Outlook 2018–19
Agriculture, Food and Rural Affairs (Total)	929	1,031	1,006	1,177.2
Attorney General (Total)	1,859	1,937	2,041	1,970.7
Board of Internal Economy (Total)	205	219	303	352.3
Children, Community and Social Services (Total)	15,313	15,789	16,416	17,008.3
Community Safety and Correctional Services (Total)	2,687	2,683	2,792	2,906.8
Economic Development, Job Creation and Trade (Total)	966	1,118	1,098	1,025.9
Education (Base)	25,967	26,580	27,300	29,012.0
Teachers’ Pension Plan[2]	1,590	987	1,659	1,725.0
Education (Total)	27,557	27,567	28,958	30,737.0
Energy, Northern Development and Mines (Total)	1,933	1,734	4,225	4,829.7
Environment, Conservation and Parks (Total)	601	639	894	975.0
Executive Offices (Total)	37	46	48	46.7
Finance (Base)	1,048	862	875	945.7
Ontario Municipal Partnership Fund	513	505	506	510.0
Power Supply Contract Costs	875	838	185	182.8
Finance (Total)	2,436	2,205	1,567	1,638.5
Government and Consumer Services (Total)	767	715	793	652.9
Health and Long-Term Care (Total)	55,267	56,293	59,260	61,678.2
Indigenous Affairs (Total)	79	128	1,210	95.3
Infrastructure (Base)	93	90	71	112.9
Federal–Provincial Infrastructure Programs	–	8	248	603.3
Infrastructure (Total)	93	97	320	716.2
Labour (Total)	304	308	317	319.3
continued...

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

Table 3.6

TOTAL EXPENSE (CONTINUED)

($ Millions)

Ministry Expense	2015–16	2016–17	Actual 2017–18	Current Outlook 2018–19
Municipal Affairs and Housing (Total)	1,088	1,544	1,375	1,211.6
Natural Resources and Forestry (Base)	624	635	678	655.1
Emergency Forest Firefighting	95	107	117	169.8
Natural Resources and Forestry (Total)	719	742	795	824.9
Office of Francophone Affairs (Total)	8	5	6	6.1
Seniors and Accessibility (Total)	37	37	48	65.0
Tourism, Culture and Sport (Total)	2,289	1,561	1,590	1,450.2
Training, Colleges and Universities (Total)	9,927	10,154	11,150	11,374.2
Transportation (Base)	3,284	3,636	4,113	4,373.2
Federal-Provincial Infrastructure Programs	–	–	404	887.5
Transportation (Total)	3,284	3,636	4,517	5,260.8
Treasury Board Secretariat (Base)	180	190	190	292.9
Employee and Pensioner Benefits[2]	1,338	1,082	1,442	1,335.0
Operating Contingency Fund	–	–	–	1,006.6
Capital Contingency Fund	–	–	–	275.0
Treasury Board Secretariat (Total)	1,518	1,272	1,632	2,909.5
Interest on Debt[3]	11,589	11,709	11,903	12,542.8
Year-End Savings	–	–	–	–
Total Expense	141,494	143,169	154,266	161,775.0
[1]	Numbers reflect current ministry structures that were announced on June 29, 2018.
[2]

Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018.

[3]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $165 million in 2015–16, $159 million in 2016–17, $157 million in 2017–18 and $456 million in 2018–19.

  Note: Numbers may not add due to rounding.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

Chart 3.1

COMPOSITION OF REVENUE, 2018–19

Note: Numbers may not add due to rounding.

Chart 3.2

COMPOSITION OF TOTAL EXPENSE, 2018–19

1Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

Table 3.7 2018–19 INFRASTRUCTURE EXPENDITURES ($ Millions)
Sector	Total Infrastructure Expenditures 2017–18 Actual[1]	2018–19 Current Outlook
		Investment in Capital Assets[2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures[4]
Transportation
Transit	4,657	4,725	1,364	6,088
Provincial Highways	2,534	2,697	275	2,972
Other Transportation, Property and Planning	237	217	75	292
Health
Hospitals	2,403	2,559	66	2,625
Other Health	239	84	190	273
Education	2,188	2,476	511	2,987
Postsecondary
Colleges and Other	639	757	9	765
Universities	572	–	250	250
Social	595	14	361	374
Justice	284	292	261	553
Other Sectors[5]	1,009	816	1,063	1,879
Total Infrastructure Expenditures	15,358	14,637	4,422	19,059

[1]  Includes Provincial investment in capital assets of $12.2 billion.

[2]  Includes $456 million in interest capitalized during construction.

[3]  Includes transfers to municipalities, universities and non-consolidated agencies.

[4]  Includes third-party investments in hospitals, colleges and schools; and provisional federal contributions to Provincial infrastructure investments.

[5] Includes government administration, natural resources, and culture and tourism sectors.

    Note: Numbers may not add due to rounding.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

Table 3.8 TEN-YEAR REVIEW OF SELECTED FINANCIAL AND ECONOMIC STATISTICS[1,2] ($ Millions)

	2009–10	2010–11	2011–12
Revenue	102,553	113,594	116,401
Expense
Programs	112,696	120,843	121,222
Interest on Debt[3]	9,119	10,005	10,587
Total Expense	121,815	130,848	131,809
Reserve	–	–	–
Surplus/(Deficit)	(19,262)	(17,254)	(15,408)
Net Debt	193,589	217,754	241,912
Accumulated Deficit	130,957	147,816	164,092
Gross Domestic Product (GDP) at Market Prices	597,876	630,983	659,740
Primary Household Income	412,847	424,251	444,076
Population — July (000s)[4]	12,998	13,136	13,261
Net Debt per Capita (dollars)	14,893	16,577	18,242
Household Income per Capita (dollars)	31,762	32,297	33,486
Interest on Debt as a Per Cent of Revenue	8.9%	8.8%	9.1%
Net Debt as a Per Cent of GDP	32.4%	34.5%	36.7%
Accumulated Deficit as a Per Cent of GDP	21.9%	23.4%	24.9%

[1]  Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statement, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]  Revenues and expenses have been restated to reflect the following fiscally neutral changes: i) revised presentation of education property taxes to be included in the taxation revenues; ii) reclassification of certain Government Business Enterprises to other government organizations; iii) reclassification of a number of tax measures that provide a financial benefit through the tax system to be reported as expenses; and iv) change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue.

[3]  Interest on debt is net of interest capitalized during construction of tangible capital assets of $165 million in 2015–16, $159 million in 2016–17, $157 million in
2017–18 and $456 million in 2018–19.

[4]  Population figures are for July 1 of the fiscal year indicated (i.e., for 2009–10, the population on July 1, 2009 is shown).

    Note: Numbers may not add due to rounding.

    Sources: Statistics Canada, Ontario Ministry of Finance and Treasury Board Secretariat.

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

2012–13	2013–14	2014–15	2015–16	2016–17	Actual 2017–18	Current Outlook 2018–19
120,319	122,955	126,152	136,148	140,734	150,594	148,231

120,103	123,330	126,199	129,905	131,460	142,363	149,232
10,878	11,155	11,221	11,589	11,709	11,903	12,543
130,981	134,485	137,420	141,494	143,169	154,266	161,775
–	–	–	–	–	–	1,000
(10,662)	(11,530)	(11,268)	(5,346)	(2,435)	(3,672)	(14,544)
259,947	276,169	294,557	306,357	314,077	323,834	347,055
174,256	184,835	196,665	203,014	205,939	209,023	223,567
680,086	695,352	726,053	759,440	792,932	825,805	857,557
459,111	472,921	489,436	511,577	519,413	544,062	567,914
13,391	13,511	13,618	13,707	13,875	14,071	14,323
19,413	20,441	21,631	22,350	22,636	23,014	24,231
34,286	35,003	35,942	37,322	37,434	38,664	39,651
9.0%	9.1%	8.9%	8.5%	8.3%	7.9%	8.5%
38.2%	39.7%	40.6%	40.3%	39.6%	39.2%	40.5%
25.6%	26.6%	27.1%	26.7%	26.0%	25.3%	26.1%

CHAPTER III: ONTARIO’S FISCAL PLAN AND OUTLOOK

CHAPTER IV BORROWING AND DEBT MANAGEMENT

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

INTRODUCTION

Ontario conducts its borrowing program responsibly, respecting the people and businesses of Ontario by prudently managing interest on debt costs. To date, $25.9 billion, or 78 per cent, of this year’s long-term public borrowing requirement has been completed. The Province’s interim borrowing requirement in 2018–19 has decreased by $1.9 billion compared to the forecast which was based on the findings of the Independent Financial Commission of Inquiry (Commission).

The Province has reported deficits in 24 of the last 29 years. Over the same period, Provincial net debt grew by close to one-third of a trillion dollars, and Ontario’s ratio of net debt-to-GDP ratio grew from 13.4 per cent to a forecast of 40.5 per cent in 2018–19.

As recommended by the Commission, the government will conduct analysis to determine and set an appropriate target and timeline to reduce the Province’s ratio of net debt-to-GDP to a sustainable level.

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

LONG-TERM PUBLIC BORROWING

The Province’s total long-term borrowing in 2018–19 is forecast to be $33.2 billion, $1.9 billion less than the forecast for 2018–19 which was based on the findings of the Commission.

Table 4.1 2018–19 BORROWING PROGRAM ($ Billions)
	2018 Budget	Outlook Based on Commission of Inquiry	Change from Commission of Inquiry Outlook	Current Outlook
Deficit/(Surplus)	6.7	15.0	(0.5)	14.5
Investment in Capital Assets	14.2	14.2	(1.4)	12.8
Non-Cash Adjustments	(7.1)	(7.4)	–	(7.4)
Loans to Infrastructure Ontario	0.4	0.4	–	0.4
Other Net Loans/Investments	1.5	0.5	(0.6)	(0.0)
Debt Maturities	21.5	21.5	0.3	21.8
Debt Redemptions	0.1	0.1	0.1	0.1
Total Funding Requirement	37.3	44.3	(2.1)	42.1
Canada Pension Plan Borrowing	(0.0)	(0.0)	–	(0.0)
Decrease/(Increase) in Short-Term Borrowing	–	–	–	–
Increase/(Decrease) in Cash and Cash Equivalents	6.0	3.3	0.2	3.5
Pre-Borrowing from 2017–18	(11.5)	(12.4)	–	(12.4)
Total Long-Term Public Borrowing	31.7	35.1	(1.9)	33.2

  Note: Numbers may not add due to rounding.

The Province will target completion of its 2018–19 long-term public borrowing before the end of the current fiscal year, and subject to favourable market conditions, engage in pre-borrowing for 2019–20. As of October 31, 2018, $25.9 billion, or 78 per cent, of this year’s long-term public borrowing was completed.

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

Approximately 78 per cent of this year’s borrowing to date has been completed in Canadian dollars, largely through syndicated issues. The remaining $5.7 billion, or 22 per cent, of borrowing has been completed in foreign currencies, primarily in the U.S. dollar and euro markets.

The Province is targeting Canadian dollar borrowing to be approximately 70 per cent of total borrowing for the fiscal year. The Province will actively assess this target and adjust it further, if needed, to reflect market conditions.

Chart 4.1

2018–19 BORROWING

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

The Province regularly borrows in currencies other than Canadian dollars to diversify its investor base. This helps reduce Ontario’s overall borrowing costs and ensures the Province will continue to have access to capital if domestic market conditions become more challenging.

Chart 4.2

DOMESTIC AND INTERNATIONAL BORROWING

Total Long-Term Borrowing

($ Billions)

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

The Province plans to issue its next Green Bond by the end of the fiscal year, after realigning the program to support the new government’s approach to addressing environmental challenges. See Chapter I, Section C: Respecting Consumers and Families for more details on Ontario’s new environmental initiatives.

Ontario’s Green Bonds capitalize on the Province’s ability to raise funds at low interest rates while respecting the taxpayers of Ontario. They serve as an important tool to help Ontario finance projects that support the government’s approach to addressing environmental challenges without adversely impacting businesses or the people of Ontario.

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

NET DEBT

In 2018–19, the net debt-to-GDP ratio is projected to be 40.5 per cent, or 0.3 percentage points lower than the 40.8 per cent forecast by the Commission.1 However, it is 2.9 percentage points higher than was forecast in the 2018 Budget primarily due to an increase in the deficit resulting from the government accepting recommendations of the Commission on revising the accounting treatment for global adjustment refinancing and jointly sponsored pension plans (JSPPs). The revised accounting treatment for JSPPs includes the impact of adopting the accounting treatment on a retroactive basis from 2001–02 onwards which added a cumulative $14.6 billion to net debt.

The Province has reported deficits in 24 of the last 29 years. Over the same period, Provincial net debt grew by close to one-third of a trillion dollars, or $311.6 billion, and Ontario’s net debt-to-GDP ratio grew from 13.4 per cent to a forecast of 40.5  per cent in 2018–19.

Chart 4.3

NET DEBT-TO-GDP

Per Cent

Notes: Net debt has been restated to include broader public-sector net debt, starting in 2005–06. Net debt has been restated from 2001–02 for the adjustments resulting from the revised accounting treatment of jointly sponsored pension plans.

Sources: Statistics Canada and Ontario Ministry of Finance.

[1]

To ensure consistency and comparability of numbers between the current outlook and the Commission’s baseline forecast, the Commission’s Net Debt as a Per Cent of GDP estimate has been revised from 40.5 per cent to 40.8 per cent after updating GDP with the most recent numbers from Statistics Canada’s Provincial and Territorial Economic Accounts, 2017.

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

Chart 4.4

NET DEBT PER CAPITA

($) Thousands

Notes: Net debt has been restated to include broader public-sector net debt, starting in 2005–06. Net debt has been restated from 2001–02 for the adjustments resulting from the revised accounting treatment of jointly sponsored pension plans.

Sources: Statistics Canada and Ontario Ministry of Finance.

Net debt per capita has increased from $13,163 per person or $52,652 per family of four at the beginning of the 2008–09 global economic downturn to a projected $24,231 per person or $96,924 per family of four in 2018–19. This rate of increase per person was 4.5 per cent per year greater than Ontario’s inflation over that period.

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

Compared to other provinces, Ontario had the second highest debt load per person in Canada, behind only Newfoundland and Labrador.

Chart 4.5

PROVINCIAL NET DEBT PER CAPITA 2017–18

($) Dollars

Sources: Provincial 2017–18 Public Accounts, for Quebec: Pre-Election Report on the State of Québec’s Public Finances (August 2018); Statistics Canada (Catalogue no. 91-215-X).

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

INTEREST ON DEBT (IOD)

Ontario is forecast to pay $12.5 billion in interest costs in 2018–19.

•	The Province’s fourth largest line item after health care, education, and social services.

•	Ontario’s interest on debt is costing taxpayers approximately $1.4 million every hour.

•	The people of Ontario will pay $876 per person, or $3,503 per family of four, in interest in 2018–19.

•	This is money that cannot be used to provide essential programs for the people of Ontario, or reduce their taxes.

A high level of debt crowds out other government priorities and is unfair to future generations. It also limits the government’s flexibility to respond to economic downturns. That is why the government is taking action to manage Ontario’s debt load, having already reduced the deficit to $14.5 billion from the inherited $15.0 billion deficit reported by the Commission. In addition, as recommended in the Commission’s report, the government will conduct analysis to determine and set an appropriate target and timeline to reduce the Province’s ratio of net debt-to-GDP to a sustainable level. To that end, the government will be developing a debt reduction strategy in order to address these challenges. See Chapter I, Section A: Restoring Trust, Transparency and Accountability for more details on the debt reduction strategy.

Reducing Ontario’s Electricity Sector Stranded Debt

Ontario Electricity Financial Corporation (OEFC) results for 2017–18 showed revenue over expense of $1.9 billion, reducing the OEFC’s unfunded liability (or “stranded debt”) from $3.2 billion as at March 31, 2017, to $1.3 billion as at March 31, 2018.

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

COST OF DEBT

The global decline in interest rates over the last 25 years has begun to reverse. This decline has meant that in spite of the Province’s debt load increasing substantially, particularly over the past 10 years, IOD has not risen as quickly. However, with interest rates now rising, the Province faces higher IOD costs going forward. Chart 4.6 shows the effective interest rate that the Province is paying on its total debt portfolio of over one-third of a trillion dollars and that those rates, after having declined for a quarter of a century, have now begun to rise.

Chart 4.6

EFFECTIVE INTEREST RATE (WEIGHTED AVERAGE) ON TOTAL DEBT

Per Cent

*As at September 30, 2018.

Sources: Public Accounts of Ontario (1990–1991 to 2017–2018), and Ontario Financing Authority.

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

This rise in interest rates on the total debt portfolio is reflected by the fact that the interest rates which the Province must pay on new, or refinanced debt issued every year have also risen. As shown in Chart 4.7, rates have begun to rise, with the forecast for 2018–19 increasing by more than one and a quarter percentage points since the low point in 2016–17, reinforcing the need for a debt reduction strategy.

Chart 4.7

AVERAGE ANNUAL ONTARIO BORROWING RATES

Per Cent

*Projected average annual Ontario borrowing rate for 2018–19.

Source: Ontario Financing Authority.

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

A further one percentage point increase in interest rates above forecast would add an additional $450 million in interest costs in the first full year. Unlike other Provincial expenses, interest costs cannot provide services that help the people of Ontario in their daily lives. To protect the Province from this increase in interest rates, the government has extended the term of its debt to lower the amount that must be refinanced every year. This strategy is similar to a homeowner extending the term of their mortgage to protect themselves against rising mortgage rates. Going back to the beginning of fiscal 2010–11, Ontario has issued $77.3 billion of bonds longer than 30 years to lock in low rates.

As a result, the weighted-average term to maturity of long-term Provincial debt issued has been extended significantly, from 9.7 years in 2009–10 to 10.9 years for 2018–19 as of October 31, 2018. The Province monitors interest rates daily. It continually assesses and determines, based on demand for its debt and how high interest rates rise across the yield curve, whether it remains cost-effective to continue to extend the term of its debt.

Chart 4.8

WEIGHTED-AVERAGE TERM OF BORROWINGS

Average Term

(Years)

*The	debt portfolio average terms are on a forecast basis for 2018–19 as of October 31, 2018.
Source:	Ontario Financing Authority.

CHAPTER IV: BORROWING AND DEBT MANAGEMENT

CHAPTER V PRE-BUDGET CONSULTATIONS

CHAPTER V: PRE-BUDGET CONSULTATIONS

CHAPTER V: PRE-BUDGET CONSULTATIONS

CONSULTING AHEAD OF THE 2019 ONTARIO BUDGET FOR THE PEOPLE

The government is continuing its conversations with the people of Ontario by hosting consultations across the province that will inform the 2019 Budget. The pre-budget consultations provide individuals and organizations with a chance to tell the government directly about what matters most to them ahead of next year’s Budget.

In addition to in-person sessions, there are also other options available to citizens to help them participate in the preparation of the 2019 Budget.

Written Submissions

Individuals and organizations can email or mail their submissions directly to the Minister of Finance.

Online

Fill out the submission form on the Ministry of Finance website at: www.fin.gov.on.ca/en/consultations/prebud/

By Mail

The Honourable Victor Fedeli

Minister of Finance

c/o Budget Secretariat

Frost Building North, 3rd Floor

95 Grosvenor Street

Toronto, ON M7A 1Z1

By Email

submissions@ontario.ca

CHAPTER V: PRE-BUDGET CONSULTATIONS

ANNEX DETAILS OF TAX MEASURES

ANNEX: DETAILS OF TAX MEASURES

ANNEX: DETAILS OF TAX MEASURES

OVERVIEW

This Annex provides detailed information on the tax measures described in the 2018 Ontario Economic Outlook and Fiscal Review. It includes details of the government’s proposed tax measures and technical amendments, 2018 Budget announcements that are not being implemented and federal measures that impact Ontario.

THE LOW-INCOME INDIVIDUALS AND FAMILIES TAX (LIFT) CREDIT

Starting with the 2019 tax year, the government is proposing to introduce a new non-refundable Low-income Individuals and Families Tax (LIFT) Credit. The LIFT Credit would eliminate or reduce Ontario Personal Income Tax (PIT) for low-income Ontario taxpayers who have employment income.

The proposed tax credit would be calculated as the lesser of:

•	$850; and

•	5.05 per cent of employment income.

This amount would then be reduced by 10 per cent of the greater of:

•	Adjusted individual net income in excess of $30,000; and

•	Adjusted family net income in excess of $60,000.

The resulting amount would then be limited to the taxpayer’s PIT otherwise payable, excluding the Ontario Health Premium.

If the taxpayer has a spouse or common-law partner at the end of the year, the taxpayer’s adjusted family net income would include the income of that spouse or common-law partner.

People who are resident in Canada at the beginning of the year and resident in Ontario at the end of the year would be eligible for this credit.

Taxpayers who would not get this new tax relief would include those who have:

•	No Ontario PIT payable;

•	No employment income;

•	More than $38,500 in adjusted individual net income;

•	A higher-income partner such that their adjusted family net income is greater than $68,500; or

•	Been in prison for more than six months during the year.

This credit would reduce Ontario revenue by $125 million in 2018–19.

ANNEX: DETAILS OF TAX MEASURES

EMPLOYER HEALTH TAX

The Employer Health Tax (EHT) is paid by employers on their Ontario payrolls. Private-sector employers may be eligible for an exemption from EHT on up to $450,000 of payroll. Public-sector employers, and private-sector employers with payrolls over $5 million are not eligible for the exemption.

Based on Ontario’s Consumer Price Index, the EHT exemption will increase from $450,000 to $490,000, as of January 1, 2019. This will provide about $40 million in additional tax relief to Ontario employers, with the EHT reduced by an average of $690 for about 58,000 employers.

ELECTRICITY DISTRIBUTION SECTOR — EXTENSION OF TIME-LIMITED TAX RELIEF

In the 2015 Budget, Ontario announced time-limited relief under the Electricity Act, 1998 from taxes on the sale of electricity assets by municipalities to the private sector. The relief is scheduled to expire on December 31, 2018. Through regulatory amendments, Ontario is extending the tax relief to December 31, 2022. The relief applies to Transfer Tax and certain payments in lieu of taxes (PILs) payable on the transfer of electricity assets to the private sector.

For transfers of electricity assets occurring between January 1, 2019 and December 31, 2022, the Transfer Tax rate will be reduced from 33 per cent to 22 per cent, and the rate will be zero for transfers by municipal electricity utilities with fewer than 30,000 customers. Additionally, any capital gains arising under the PILs deemed disposition rules will be exempt from PILs.

PROPERTY TAX EXEMPTION FOR ROYAL CANADIAN LEGION

The government proposes an amendment to the Assessment Act which would, if passed, create a provincewide property tax exemption to properties occupied by branches of the Royal Canadian Legion. See Chapter I, Section C: Respecting Consumers and Families for more details.

2018 BUDGET ANNOUNCEMENTS NOT BEING IMPLEMENTED

Surtax

The 2018 Ontario Budget proposed adjustments to the rates, brackets, surtax and credits for Ontario’s Personal Income Tax (PIT). The government will not proceed with those changes, preventing a PIT increase of about $200, on average, for approximately 1.8 million people.

ANNEX: DETAILS OF TAX MEASURES

Small Business Limit

The 2018 Ontario Budget proposed to parallel a federal measure to phase out the $500,000 business limit for corporations that earn between $50,000 and $150,000 of passive investment income in a taxation year. The federal changes apply for tax years that begin after 2018.

The government will propose legislation to ensure that Ontario will not parallel this new federal restriction. All eligible Ontario small businesses will continue to receive the Ontario small business deduction.

Research and Development Tax Credits

The 2018 Ontario Budget announced changes to the Ontario Research and Development Tax Credit and the Ontario Innovation Tax Credit that would have linked a corporation’s tax credit rate to the level of its investment in research and development. Ontario will review tax support provided for research and development activity and, as such, the government will not be implementing these changes. The government will ensure that support provided for research and development is effective and efficient.

Employer Health Tax

The 2018 Ontario Budget proposed exploring measures to target the Employer Health Tax exemption. The government is not moving forward with these proposals.

TECHNICAL AMENDMENTS

Ontario also proposes to make the following technical amendments to:

•	Adjust the non-eligible dividend tax credit calculation to maintain the rate at 3.2863 per cent (Taxation Act, 2007);

•	Parallel a federal change that allows payers of the tax on split income to apply the disability tax credit against that tax (Taxation Act, 2007);

•	Parallel a federal change modifying the pension income tax credit to take into account additional federal veterans’ benefits (Taxation Act, 2007);

•	Remove reference to the Canadian Red Book and the Canadian Older Car/Truck Red Book (R.R.O. 1990, Regulation 1012 made under the Retail Sales Tax Act);

•	Remove a spent provision that provided one-time support to businesses during the transition to Harmonized Sales Tax in 2010 (Retail Sales Tax Act); and

•	Amend certain regulations to replace outdated references to Goods and Services Tax and Retail Sales Tax with the term Harmonized Sales Tax.

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